UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✓ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Apothio, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Incorporated in Colorado and later domesticated in Indiana

Date of Organization:

Incorporated on October 3, 2016.

Physical Address of Issuer:

74 S Bellerive Dr., Peru, IN 46970, United States

Website of Issuer:

https://apothio.net/

Is there a co-issuer?____yes _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No.

Type of Security Offered:

Claim Participation Agreements ("Purchase Agreements")

Target Number of Securities to be Offered:

5,000,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$250,000

Oversubscriptions Accepted:

✓ Yes
   No

Oversubscriptions will be Allocated:
   Pro-rata basis
   First-come, first-served basis
✓ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

January 1, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,013,946	$660,530
Cash & Cash Equivalents	$165,466	$23,527
Accounts Receivable	$0	$0
Short-term Debt	$7,932,302	$3,453,476
Long-term Debt	$1,514,280	$1,448,667
Revenues/Sales	$15,160	$147,451
Cost of Goods Sold	$12,407*	$9,601*
Taxes Paid	$0	$0
Net Income	($4,191,022)	($4,774,136)

* Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

October 26, 2021

Apothio, LLC



Up to $5,000,000 of Apothio Litigation Tokens (ILOs)

Apothio, LLC ("**Apothio**", the "**Company**," "**we**," "**us**", or "**our**"), is offering an amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the **"Maximum Offering Amount"**) of Claim Participation Agreements ("**Purchase Agreements**" or the "**Securities**") pursuant to which the Company will offer an interest in proceeds from its litigation, claimable with digital blockchain tokens are issued by the Company (hereinafter sometimes referred to as "**ILO Tokens**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 1, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**" or "**ILO Token Holders**." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions[(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount[(3)]	$100	$6.00	$94.00
Maximum Individual Purchase Amount[(3)(4)]	$500,000	$30,000	$470,000
Target Offering Amount	$250,000	$15,000	$235,000
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants. Likewise, this excludes the Contingency Fee and Litigation Proceeds

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://apothio.net/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/apothio

The date of this Form C is October 26, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Apothio, LLC formed in Colorado as a limited liability company on October 3, 2016. The Company filed Articles of Domestication in Indiana on May 26, 2020, and subsequently dissolved the Colorado entity. The Company is focused on proprietary genetics, the efficacy of whole plant CBD oil, developing proprietary formulations to specific clinical outcomes, and industrial scale hemp production.

The Company is located at 74 S Bellerive Dr., Peru, IN 46970, United States.

The Company's website is https://apothio.net/

The Company conducts business in Bakersfield, California and sells services throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/ and is attached as Exhibit B to this Form C.

The Litigation

The Company filed a lawsuit against Kern County, Kern County Sheriff's Office, California Department of Fish and Wildlife; Donny Youngblood, Joshua Nicholson, and Charlton Bonham in the Eastern District of California on April 10, 2020 (the "Litigation"). The complaint, captioned *Apothio, LLC v. Kern County et al.*, No. e 1:20-cv-00522-NONE-JLT (E.D. Cal.), asserts violations of state and federal law, including violations of the Fourth and Fourteenth Amendments of the United States Constitution.

The Law Firm

The Company is represented by Roche Freedman LLP (the "Law Firm"). A nationally recognized firm with a roster of accomplished trial lawyers, Roche Freedman specializes in complex civil litigation, bet-the-company disputes, and cases on the bleeding edge. The Firm's clients include blockchain and cryptocurrency technology companies, cannabis companies, large banks and other financial services firms; insurance companies, private equity firms; hedge funds; telecommunication companies, large and small companies in the pharmaceutical, health care, energy, manufacturing, and technology sectors; start-ups; classes of consumers and retail investors; and individuals.

The Litigation Offering

Minimum Amount of the Securities Offered	250,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	250,000
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Maximum Individual Purchase Amount	$500,000

Offering Deadline	January 1, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	The holders of ILO Tokens will not have voting rights.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS[1]

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Litigation, the Law Firm, and Litigation Financing

Investors will not become equity holders in the Company and will not have voting rights.

The investment interest in exclusively in any Litigation Proceeds consistent with the Purchase Agreement —not the Company itself. Investors will not have an ownership claim to the Company or to any of its assets other than the Litigation Proceeds, nor have the right to vote upon matters of the Company or the Litigation. The Company retains the unrestricted right to settle the Lawsuit at any time in good faith without the approval of the Investors, nor notice to the Investors.

There may be material information about the litigation that cannot be disclosed because it is subject to the privileges for attorney-client communications or attorney work product.

There are legal privileges that exempt certain information from disclosure. The privilege for attorney-client communications protects communications between clients and their attorneys. The purpose of the attorney-client privilege is to encourage frank discussions and the rendering of sound legal advice. The privilege for attorney work product protects documents or material things prepared by a party or a party's representative in anticipation of litigation.

There may be material information that the Company has not disclosed because it is subject to one or more of these privileges.

Any waiver of privilege could significantly harm the likelihood of success in the Litigation and of your investment. Undisclosed information could present risk not presently known to you, or have an adverse effect on the Company's chances of success. The possibility of undisclosed material information therefore constitutes a substantial risk which could cause an Investor to lose all or a portion of their investment.

All filed pleadings are accessible through the federal courts' PACER service (https://pacer.uscourts.gov/). PACER is a fee-based service, but the filings can also be accessed on Courtlistener's RECAP database (https://courtlistener.com/docket/17064590/apothio-llc-v-kern-county/).

The Law Firm is bound by certain ethical and professional rules, including the New York Rules of Professional Conduct, and these duties could potentially require the Law Firm to act in ways that are adverse to you.

Attorneys have a variety of professional and ethical responsibilities to their clients, the legal profession, and the public. For example, the Law Firm is subject to the New York Rules of Professional Conduct. These Rules impose a number of duties on the Law Firm. For example, lawyers are "obligated to assert the client's position under the rules of the adversary system, to maintain the client's confidential information except in limited circumstances, and to act with loyalty during the period of the representation."

---

[1] Capitalized terms not defined herein are defined in the Claim Participation Agreement ("Purchase Agreement").

The Rules expressly prohibit the Law Firm from arrangements that would compromise its duty of loyalty or independent judgment to the Company. If these duties to the Company were to ever conflict with your interests, the Law Firm could be required to act adversely to you or to your investment.

The Law Firm can withdraw as counsel for the Company.

The Law Firm also has the right to withdraw from its representation of the Company at any time, subject to approval of the court in the Litigation, and so long as it is consistent with its ethical obligations under the New York Rules of Professional Conduct. In the event the Law Firm withdraws from representing the Company, a filing will be made with the court related to such withdrawal which shall act as notice. In the event of the Law Firms withdrawal or termination, The Law Firm and the Company have express discretion to determine if additional notice to Investors is warranted.

The Litigation May Not Be Successful.

While the Company believes in the merits of its claims in the Litigation, it may not be successful in obtaining a judgment on those claims and there may be defenses available to the defendants that result in the dismissal of the claims in whole or in part. Even if the Company is successful on the claims, it may not be successful in establishing damages sufficient to fully pay out investors.

Risks Related to the Company's Business and Industry

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and is just beginning to implement the Company's business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of the Company's success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies and specific complications related to the destruction of the Company's primary asset that serves as the basis for the Litigation. The events underlying the Litigation left the Company severely undercapitalized as a result of an inability to realize any revenue on its investment in its 2019 crops – its principal assets. There is a significant likelihood that the Company may not be successful in achieving the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We face significant difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. The failure to raise sufficient capital for our operations could make it impossible for us to generate sufficient revenues to service our outstanding debt, which could increase the risk that our creditors will challenge our position that Investors should take precedence with respect to any Litigation Proceeds.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the ability to utilize intellectual property currently owned by Trent Jones.

In particular, we are currently dependent on an oral agreement with Trent Jones, our founder, Manager and Chief Executive Manager, to provide the Company with a royalty free license to use certain intellectual property.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its managers, executive officers and key employees.

In particular, we are dependent on Trent Jones, our founder, Manger and Chief Executive Manager and Thomas Kirk, our founder, Manager, Secretary and Treasurer. The loss of Trent Jones or Thomas Kirk could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company may have engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders and will not have voting rights.

The investment interest in exclusively in any proceeds from the Litigation—not the Company itself. Investors will not have an ownership claim to the Company or to any of its assets other than the proceeds from the Litigation nor have the right to vote upon matters of the Company or the Litigation.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Senior Creditors with claims that could reduce your investment or cause the total loss of your investment.

Although the Company intends the Purchase Agreement to convey an interest in the Litigation Proceeds in a true sale, it is possible that the Company's existing or future Creditors (the "**Creditors**") may attempt to challenge this position. If determined by a court that these Creditors claims should take precedence over those of the Investors, it could reduce or cause the total loss of the proceeds available for distribution to Investors. **AS DESCRIBED IN THIS FORM C, THE COMPANY HAS SIGNIFICANT AMOUNTS OF OUTSTANDING DEBT, INCLUDING $3,491,596 THAT IS PAST ITS MATURITY DATE, AND A $61,475.60 LIEN FILED BY CREDITORS ON MARCH 18, 2021.** Although the Purchase Agreement provides that the Company will not be entitled to Litigation Proceeds unless Investors are first paid in full, Investors will not receive Litigation Proceeds unless there are sufficient funds remaining after payment of attorneys' fees, expenses, and any more senior claims made on the proceeds.

An Investor may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirement; failure to claim cash set aside in this case may result in a total loss of principal.

The Purchase Agreement provides that investors in the Offering must complete, execute and deliver any reasonable or necessary information and documentation requested by the Company prior to payment of the Investment Return to address(es) on the Avalanche blockchain holding ILO Tokens or transferred ILO Tokens at the time the Investment Return is received. The Company or its agent will notify investors of their ability to claim their Investment Return by publishing the notice on reputable news outlets that focus on cryptocurrency, e.g.*,* https://coindesk.com, https://theblockcrypto.com, , and will publish the instructions for these claims procedures at https://www.republic.co/apothio, no later fourteen (14) days after the Investment Return is deposited into the Proceeds Account. ILO Token Holders must complete the Claims Procedures within forty-five (45) calendar days after the Claims Procedures are published on https://www.republic.co/apothio. Failure to timely comply with the Claim Procedures may result in the loss of your right to receive the Investment Return and in any event, any and all rights to the Investment Return under this Purchase Agreement will be terminated and of no further force or effect as of the end of the Litigation Proceeds Claims Period. As promptly as practicable after the expiration of the Litigation Claims Period, any unclaimed proceeds remaining in the Proceeds Account shall be remitted to Seller by the Law Firm.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully, review all public filings on the docket, and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Blockchain Technologies and the ILO Tokens

Risk of loss of your credentials.

Your ILO Tokens will be held in an Avalanche crypto-wallet. Your crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allow you to receive, hold, access and transfer ILO Tokens. Accordingly, loss of requisite private key(s) associated with your wallet will result in your inability to access your ILO Tokens, and they will be unrecoverable. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your ILO Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to store ILO Tokens after the lockup, including your own failure to properly maintain or use such wallet, may also result in the loss of your ILO Tokens.

Incorrect or fraudulent token transactions may be irreversible.

Transactions are irrevocable and stolen or incorrectly transferred ILO Tokens may be irretrievable. Token transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of an ILO Token or a theft of a ILO Token, generally will not be reversible and you may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, ILO Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. For example, if ILO Tokens are sent to a contract that is not [C-Chain] compatible, the transaction will not be rejected because the contract will not recognize the incoming transaction, and the ILO Tokens could therefore get stuck in limbo and essentially be lost [without intervention from the Avalanche team to burn and re-mint tokens sent in error]. The failure to precisely follow the procedures for storing, receiving and transferring ILO Tokens, including, for instance, providing an incorrect wallet address, or providing an address that is not compatible with the Avalanche [C-Chain], may result in the permanent loss of your ILO Tokens.

Risks association with the Avalanche protocol.

Because ILO Tokens are based on the Avalanche blockchain, any malfunction, breakdown or abandonment of the Avalanche protocol may result in the loss of or inability to transfer ILO Tokens. That may result in a situation where block producers may not include an investors transaction at the time such investor expects, or an investor's transaction may not be included at all. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks by undermining or vitiating the cryptographic consensus mechanism that underpins the Avalanche protocol. Also, legislatures and regulatory agencies could impose requirements that limit or prohibit the use and/or functionality of current and/or future cryptographic protocols which could adversely impact the ability to transfer the ILO Tokens, resulting in a significant loss secondary market liquidity for the ILO Tokens.

Trading venues on Avalanche are relatively new and may therefore may be subject to low liquidity and failures.

The Avalanche trading venues are relatively new and could suffer from low liquidity. Further, the Avalanche trading venues will be subject, like all exchanges, to security failures or other operational issues, such events could result in a reduction in ILO Token prices. The ILO Token market prices will depend, directly or indirectly, on the prices set on trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. We do not maintain any insurance to protect from such risks, and do not expect any insurance for Avalanche accounts to be available (such as federal deposit insurance) at any time in the future, putting accounts at risk from such events.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Litigation

The Company filed a lawsuit against Kern County, Kern County Sheriff's Office, California Department of Fish and Wildlife; Donny Youngblood, Joshua Nicholson, and Charlton Bonham in the Northern District of California on April 10, 2020 (the **"Litigation"**). The complaint, captioned *Apothio, LLC v. Kern County et al.*, No. e 1:20-cv-00522-NONE-JLT (E.D. Cal.), asserts violations of state and federal law, including violations of the Fourth and Fourteenth Amendments of the United States Constitution.

A copy of the complaint filed in that Litigation, as well as all relevant filings to date in that Litigation, can be found here: https://www.courtlistener.com/docket/17064590/apothio-llc-v-kern-county/.

Description of the Law Firm

The Company is represented by Roche Freedman LLP (the "**Law Firm"**). A nationally recognized firm with a roster of accomplished trial lawyers, Roche Freedman specializes in complex civil litigation, bet-the-company disputes, and cases on the bleeding edge. The Firm's clients include blockchain and cryptocurrency technology companies, cannabis companies, large banks and other financial services firms; insurance companies, private equity firms; hedge funds; telecommunication companies, large and small companies in the pharmaceutical, health care, energy, manufacturing, and technology sectors; start-ups; classes of consumers and retail investors; and individuals.

Description of the Business

The Company was founded by Trent Jones in 2014. Its focus is on proprietary genetics, the efficacy of whole plant CBD oil, developing proprietary formulations to specific clinical outcomes, and industrial scale hemp production. It collaborates with patients across the country to develop the most unique and customized plant-based formulations on the market.

Business Plan

Apothio will continue to establish itself as a vertically-integrated player in the development of hemp-based foods, nutraceuticals, and pharmaceuticals derived from whole plant extractions. It will continue to focus on every segment of the hemp-based market, from seeds to retail. This include genetics (conducting research to develop plants that will produce certain chemicals in the desired amounts); agriculture and agronomy (growing the plants); harvesting (using innovative methods to remove the plants from the ground and to prepare them for processing); extraction (removing the valuable by-products from the raw plants); formulation (turning these by-products into usable goods); delivery devices (developing ways for people to ingest these products, including through sprays, oils, tinctures, foods, etc.); and distribution (getting these products into the hands of consumers). It plans to continue its efforts to enter new markets, both in the United States as the 2018 Farm Bill becomes fully implemented, as well as international markets, especially in Canada.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hemp	Hemp refers to the "plant Cannabis sativa L. and any part of such plant, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis." 7 U.S.C. § 5940(a).	**United States:** Focused in California and Indiana **International:** Primarily Canada, but also Mexico, Poland and EU, UK, Australia, Korea and Japan

Hemp Products	This refers to hemp byproducts, including CBD and various other microcannabinoids, terpenes, fibers, fats and waxes. It also refers to various delivery devices for such byproducts, such as sprays, oils, tinctures, foods, etc.	**United States:** Focused in California and Indiana **International:** Primarily Canada, but also Mexico, Poland and EU, UK, Australia, Korea and Japan
Cannabis	Cannabis refers to the plant Cannabis sativa L. and any part of such plant.	Canada

Competition

Any company that can produce hemp derived CBD is technically a competitor of the Company. However, the Company sets itself apart from the competition by way of its unique hemp genetics, formulations, and research relations. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's customer base is very broad. Its customer base includes direct consumers, wholesale distributors, and direct store distribution tinctures. The customer base also includes licensing of hemp genetics, formulations and general IP to beverage, food, nutraceutical and pharmaceutical companies.

Supply Chain

The Company's supplier is Viobin, which is a subsidiary of PHM Brands.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigations

Except as described below, the Company is not presently involved in any material litigation arising outside the ordinary course of business. The Company is involved in routine litigation arising in the ordinary course of business, none of which the Company believes, individually or in the aggregate, taking into account existing reserves, will have a material impact on the Company's results of operations, cash flows, or financial position.

In the fall of 2019, two actions captioned *AFAB Industrial Services, Inc., v. Apothio LLC et al.*, No. BCV-19-102537 ("*AFAB*") and *King Hemp Farm, LLC*, v. *Apothio, LLC*, No BCV-19-102779 ("*King Hemp*"), were filed against the Company in Kern County Superior court. These suits arose out of a business arrangement with Newbridge Global Ventures, Inc., in which the Company agreed to provide industrial hemp for processing with equipment supplied by Newbridge. The Company's co-defendant in the *AFAB* action, Lehr Brothers, Inc., filed a cross-complaint asserting claims against the Company, and the Company filed its own cross-complaint against the Plaintiffs. The Company recently executed a settlement agreement with Plaintiffs in which the parties agreed to mutually release their claims and dismiss their complaints in both the *AFAB* and *King Hemp* actions. The Company is presently engaged in settlement discussions with Lehr Brothers concerning its remaining cross-complaint.

In late October 2019, the Kern County Sheriff's Office ("KSCO") deliberately and destroyed roughly 450 acres of the plaintiff's hemp farm. The Company has retained outside counsel and filed a complaint in the United States District Court for the Eastern District of California in April 2020, asserting federal and state law claims against Kern County, the Kern County Sheriff's Office, and the California Department of Fish and Wildlife, and various individuals from those agencies for their role in the destruction.

Following and arising from the October 2019 crop destruction, and after the filing of the Company's federal complaint in April 2020, on September 22, 2020, Kern County brought misdemeanor charges against Trent Jones, captioned *People v. Jones*, No. BM952715A (Kern Cnty Sup. Ct.) alleging Mr. Jones possessed cannabis with intent to sell in violation of state law and local ordinances. Discovery remains ongoing in the case and no trial date has been set. Mr. Jones is vigorously defending the suit with outside counsel.

On June 28, 2019, plaintiffs Charles Fisher and Fisher Real Estate, LLC sued the Company, Trent Jones, and Justus Aquaponics, LLC for breach of fiduciary duty, fraud, breach of implied covenant of good faith and fair dealing, and negligent misrepresentation, among other equitable claims. Plaintiffs alleged to be investors in the Company and Justus Aquaponics, LLC. After engaging in motion practice and discovery, plaintiffs filed a notice of settlement on May 6, 2020, and the Company expects the Court to order dismissal of the case per Rule 3.1385 of the California Rules of Court.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Category	%	Before Motion to Dismiss (Up to $1M)		After Motion to Dismiss (Up to $5M)
		Amount If Target ($250,000)	Amount if Max ($1,000,000)	Amount if Max ($5,000,000)
Manufacturing[1]	45%	$112,500	$450,000	$2,250,000
General Working Capital[2]	25%	$62,500	$250,000	$1,250,000
Labs & Grows – Arvin[3]	11%	$27,500	$110,000	$550,000
Republic Commission	6%	$15,000	$60,000	$300,000
Research and Development	5%	$12,500	$50,000	$250,000
Extracts & Grows- Canada	4%	$10,000	$40,000	$200,000
Legal/Patents	3%	$7,500	$30,000	$150,000
New Market Testing	1%	$2,500	$10,000	$50,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) **Manufacturing:** Proceeds allocated to Manufacturing will primarily be utilized to acquire a bottling facility, as well as for funding anticipated joint ventures for developing and distributing food, beverage, nutraceutical, and pharmaceutical products.

(2) **General Working Capital:** Proceeds allocated to General Working Capital will primarily be utilized for current operating liabilities, salaries, and historical debt.

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(3) Labs & Grows – Arvin: Proceeds allocated to the Labs and Grows in Arvin will primarily be utilized to fund ongoing research, development, and commercialization of existing hemp genetics.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Trent Jones	Founder, Manager and Chief Executive Manager	Apothio, LLC and JustUs Aquaponics LLC—As Chief Executive Manager, Mr. Jones has led the company since inception in 2014.	B.A., Indiana University (1986) D.C., Logan School of Chiropractic (1988)
Thomas Kirk	Founder, Manager and Secretary and Treasurer	Apothio, LLC and JustUs Aquaponics LLC— As CFO, Mr. Kirk has ensured Apothio's financial growth and sustainability since 2014.	B.S., Indiana University (1963)
John Teague	Chief Operating Officer	Apothio, LLC—As COO, Mr. Teague has managed Apothio's operations since 2015.	B.A., University of Texas–Austin (1999)

LAW FIRM KEY PERSONS			
Name	Title	Principal Employment for the Last Three (3) Years	Education
Katherine Eskovitz (NY Bar No. 2756211)	Partner	Roche Freedman LLP (2020-Present) Boies Schiller & Flexner LLP (2001-2020)	J.D., Yale Law School (1995) B.A., Cornell University (1992)
Kyle Roche (NY Bar No. 5517776)	Partner	Roche Freedman LLP (2019-Present) Boies Schiller & Flexner LLP (2016-2019)	J.D. Northwestern School of Law (2016) B.S. Purdue University (2010)
Joseph Delich (NY Bar No. 5487186)	Partner	Roche Freedman LLP (2019-Present) United States Court of Appeals for the Fifth Circuit (2018-2019)	J.D. Northwestern School of Law (2016) B.A., University of Nebraska-Lincoln (2010)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities

Type	Membership Interests
Amount Outstanding	100% held by Justus Aquaponics, LLC
Voting Rights	Justus Aquaponics, LLC has 100% of voting rights in the Company.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional interests at a later date. Issuance of additional membership interests would be dilutive.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of October 2021, the Company has the following debt outstanding:

Type	(Defaulted) Note
Amount Outstanding	$400,000
Interest Rate and Amortization Schedule	The $400,000 ote accrued at 100% until maturity date, with no provision for interest in event of default.
Description of Collateral	The note provides for collateral but was never executed and the parties have been operating under a non-binding oral understanding to renegotiate the terms once the Company begins to generate positive cash flows in light of the 2019 crop destruction.
Other Material Terms	The note had a 12 month term and continues in force until paid.
Maturity Date	The note has been in default since the April 30, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge, and accrues at an additional 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	The note has been in default since the September 22, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$300,000
Interest Rate and Amortization Schedule	The $150,000 note bears a $150,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default March 15, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$400,000
Interest Rate and Amortization Schedule	The $200,000 note bears a $200,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default April 4, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default April 16, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	The $100,000 note bears a $100,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default April 29, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default May 17, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$140,000
Interest Rate and Amortization Schedule	The $70,000 note bears a $70,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default June 3, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default June 13, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	The $100,000 note bears a $100,000 finance charge and accrues interest at an additional 6% monthly interest charge from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default July 19, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	This note has been in default September 23, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	The $50,000 note bears a $50,000 finance charge and accrues 6% monthly from maturity date until full repayment.
Description of Collateral	None.
Other Material Terms	None
Maturity Date	This note has been in default since the June 12, 2020 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$60,000
Interest Rate and Amortization Schedule	The $30,000 note bears a $30,000 finance charge and accrues 6% monthly from maturity date until full repayment..
Description of Collateral	None.
Other Material Terms	None
Maturity Date	This note has been in default since the May 10, 2020 maturity date.

Type	Note
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	The note accrues interest at 5% interest rate effective December 2, 2019.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	December 2, 2022

Type	Automobile Loan
Amount Outstanding	$3,671.33
Interest Rate and Amortization Schedule	1.9% with monthly payments of $598.65.
Description of Collateral	Ford F150
Other Material Terms	None.
Maturity Date	April 11, 2022

Type	(Defaulted) Note
Amount Outstanding	$267,500
Interest Rate and Amortization Schedule	Note accrues interest at 10% interest rate and note has a 2% default rate.
Description of Collateral	1) 1,192 kg of industrial hemp derived CBD crude and 342 liters of hemp distillate owned by Apothio, LLC and stored at a Viobin, LLC Faci]jty in Michigan City, IN 2) All future industrial hemp derived CBD crude distillate harvested or otherwise acquired by Apothio, LLC 3) All future hemp flower grown at the properties located in Arvin, CA and Ontario, Canada grown or harvested by Apothio, LLC, an affiliate or a subsidiary. 4) All machinery and equipment owned by Apothio and used to grow, harvest, and commercialize industrial hemp.
Other Material Terms	The amount payable shall be three times the $267,500 loan less interest paid.
Maturity Date	This note has been in default since the June 7, 2021 maturity date.

Type	(Defaulted) Note
Amount Outstanding	$802,500
Interest Rate and Amortization Schedule	Note accrues interest at 10% interest rate and note has a 2% default rate.
Description of Collateral	1) 1,192 kg of industrial hemp derived CBD crude and 342 liters of hemp distillate owned by Apothio, LLC and stored at a Viobin, LLC Faci]jty in Michigan City, IN 2) All future industrial hemp derived CBD crude distillate harvested or otherwise acquired by Apothio, LLC 3) All future hemp flower grown at the properties located in Arvin, CA and Ontario, Canada grown or harvested by Apothio, LLC, an affiliate or a subsidiary. 4) All machinery and equipment owned by Apothio and used to grow, harvest, and commercialize industrial hemp.
Other Material Terms	The amount payable shall be three times the $802,500.00 loan less interest paid.
Maturity Date	This note has been in default since the July 12, 2021 maturity date.

Type	Note
Amount Outstanding	$275,000
Interest Rate and Amortization Schedule	Note accrues interest at 10% interest rate and note has a 2% default rate.
Description of Collateral	1) 1,192 kg of industrial hemp derived CBD crude and 342 liters of hemp distillate owned by Apothio, LLC and stored at a Viobin, LLC Faci]jty in Michigan City, IN 2) All future industrial hemp derived CBD crude distillate harvested or otherwise acquired by Apothio, LLC 3) All future hemp flower grown at the properties located in Arvin, CA and Ontario, Canada grown or harvested by Apothio, LLC, an affiliate or a subsidiary. 4) All machinery and equipment owned by Apothio and used to grow, harvest, and commercialize industrial hemp.
Other Material Terms	Company can draw up to $1,070,000. The maturity date is 12 months from date drawn. If the loan is repaid at maturity, the amount payable shall be two times the amount outstanding minus interest paid. If paid after maturity, the amount payable is three times minus interest paid.
Maturity Date	12 months from date drawn December 14, 2021 ($175,000 of Principal) March 4, 2022 ($100,000 of Principal)

Type	Contract Payable
Amount Outstanding	$37,752
Interest Rate and Amortization Schedule	7.75%
Description of Collateral	None.
Other Material Terms	Late fee: 5% for payments more than 10 days past due.
Maturity Date	December 19, 2033.

Type	(Defaulted) Contract Payable
Amount Outstanding	$60,798
Interest Rate and Amortization Schedule	5%
Description of Collateral	None.
Other Material Terms	Late fee: 10% for payments more than 10 days past due.
Maturity Date	In default since maturity date of September 22, 2020.

Type	Contract Payable
Amount Outstanding	$44,718
Interest Rate and Amortization Schedule	5%
Description of Collateral	None.
Other Material Terms	Late fee: 10% for payments more than 10 days past due.
Maturity Date	None

Type	Note
Amount Outstanding	$300,000
Interest Rate and Amortization Schedule	This $300,000 loan accrues 3% interest as of the maturity date.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	December 31, 2021

Type	Related Party Advances and Notes with the Company's Founders and sole member, JustUs Aquaponics LLC
Amount Outstanding	$1,359,822
Interest Rate and Amortization Schedule	0%
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Trent Jones*	69.5% Membership Interests	69.5%
Thomas Kirk**	29.5% Membership Interests	29.5%

 * Holds his interest through JustUs Aquaponics, LLC, a limited liability company in which he holds a 69.5% interest and serves as the Chief Executive Manager.
** Holds his interest through JustUs Aquaponics, LLC, a limited liability company in which he holds a 29.5% interest and serves as a Manager, Secretary and Treasurer.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Apothio, LLC formed in Colorado as a limited liability company on October 3, 2016. The Company dissolved the Colorado entity and formed an entity in Indiana having the same name on May 26, 2020. The Company filed Articles of Domestication in Indiana on May 26, 2020, and subsequently dissolved the Colorado entity.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $165,466 and $23,527 of cash on hand, respectively.

As of October 22, 2021 the Company had an aggregate of $53,826 in cash and cash equivalents, leaving the Company with approximately one month of runway. In the event the Company becomes insolvent during the campaign, it will not affect the Company or the Law Firm's ability to continue to pursue the Claims in the Litigation.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and if successful, the Litigation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Litigation; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have not issued securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding previous offerings.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From time to time the Company takes advances from its founders and the Company's sole member, JustUs Aquaponics LLC. As of December 31, 2020, and December 31, 2019, the balance of the advances was $1,326,012 and $1,255,031, respectively. These advances have no interest rate or specified maturity date.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 the (the "**Maximum Offering Amount**") of Claim Participation Agreements ("**Purchase Agreements**" or the "**Securities**") pursuant to which the Company will offer an interest in proceeds from its litigation, claimable with Apothio Litigation Tokens (sometimes referred to as "**ILO Tokens**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 1, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

In order to purchase the Securities, you must also provide an address on the Avalanche blockchain. The Company is in no way responsible for you providing an accurate Avalanche address nor is the Company responsible if you lose access to your Avalanche address.

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted. In addition, the Company has agreed to return 80% of all funds upon the entry of an order in the Lawsuit resolving one or more motions to dismiss against the Company that has the effect of dismissing all claims against all defendants, with prejudice, *i.e.,* without the ability to file an amended complaint.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Purchase Agreement instrument attached as Exhibit C, in conjunction with the following summary information.

The Offering of the Securities is intended to provide funding in an aggregate amount of up to $5,000,000 before payment of fees and commissions incurred in connection with the Offering, to the Company for certain operating and other expenses related to the Lawsuit and the Offering. Investments in the Purchase Agreements will entitle the Investors to participate in the Litigation Proceeds if the Claims are successful and to receive Investment Returns (as defined below).

The investment in the Purchase Agreement is nonrecourse and the rights to Litigation Proceeds purchased hereunder (i) shall be of no value if there are no Proceeds received from the Final Determination of the Lawsuit unless otherwise provided herein and further (ii) shall be of no value, or the value will be reduced, if Proceeds received from the Final Determination of the Lawsuit are insufficient to repay Buyers in full or at all subsequent to payment of Law Firm's Contingency Fee and reimbursement of Law Firm's unpaid Claims Expenses.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities. Once the ILO Tokens are issued, transfers will be effected on the Avalanche network.

Not Equity Interests

The Securities are not equity interests in the Company. The Purchase Agreement, and the ILO Tokens issuable thereunder, merely provide a right to receive an Investment Return (defined below) at some point in the future, conditioned upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Investment Return

The "Investment Return" shall mean:

- **200% (2x)** of the Purchase Price if a recovery occurs between **0 and 12 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$200 (or $200 in USD, or digital equivalent, such as USDC)**.
- **250% (2.5x)** of the Purchase Price if a recovery occurs between **12 and 24 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$250 (or $250 in USD, or digital equivalent, such as USDC)**.

- **300% (3x)** of the Purchase Price if a recovery occurs between **24 and 36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$300 (or $300 in USD, or digital equivalent, such as USDC)**.
- **350% (3.5x)** of the Purchase Price if a recovery occurs at any point after **36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$350 (or $350 in USD, or digital equivalent, such as USDC)**.

In the event that the Litigation Proceeds are not sufficient to pay the Investment Return in full, Buyer shall be entitled to its pro rata portion of the Investment Return. By way of illustration, in the following example, the Litigation Proceeds are not sufficient to pay the Investment Return in full. This means that while Buyers are entitled to 300% returns, only 200% will be payable by Seller to Buyers after the payment of Litigation Proceeds and Claims Expenses.

For example, if
- $5 million was invested pursuant to the Investment Documents in the Offering;
- The Buyer's Purchase Price is $1,000;
- The Litigation settles for under $100 million;
- The Litigation Proceeds are $18 million;
- The Claims Expenses are $1 million; and
- The recovery happens 25 months after the Closing Date;

Then
- The Contingency Fee shall be ~$6 million (*i.e.* ~33% of $18 million).
- The Claims Expenses shall be $1 million.
- Buyer's entitlement to Litigation Proceeds is pari passu with the other buyers in the Offering and Buyer shall receive a pro rated payment out of the remaining $11 million (*i.e.* 200% return shall be payable on each buyer's Purchase Price as opposed to 300%).
- Therefore, Buyer shall be entitled to $2,000 in USD, or digital equivalent such as USDC, in full satisfaction of Seller's obligations hereunder.

Proration of Investment Return if Litigation Proceeds Insufficient

In the event that the Litigation Proceeds are not sufficient to pay the Investment Return in full, Buyer shall be entitled to its pro rata portion of the Investment Return. By way of illustration, in the following example, the Litigation Proceeds are not sufficient to pay the Investment Return in full. This means that while Buyers are entitled to 300% returns, only 200% will be payable by Seller to Buyers after the payment of Claims Expenses.

For example, if
- $5 million was invested pursuant to the Investment Documents in the Offering;
- The Buyer's Purchase Price is $1,000;
- The Litigation Proceeds are $15 million; and
- The recovery happens 25 months after the execution of this Purchase Agreement;

Then
- The Contingency Fee shall be $5 million (*i.e.* 33% of $15 million).
- Buyer's entitlement to Litigation Proceeds is pari passu with the other buyers in the Offering and Buyer shall receive a pro rated payment out of the remaining $10 million (*i.e.* 200% return shall be payable on each buyer's Purchase Price as opposed to 300%).
- Therefore, Buyer shall be entitled to $2,000 in full satisfaction of Seller's obligations hereunder.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; or (3) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the

Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dr. Trent Jones
_____
(Signature)

Dr. Trent Jones
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dr. Trent Jones
_____
(Signature)

Dr. Trent Jones
_____
(Name)

CEO Manager
_____
(Title)

October 26, 2021
_____
(Date)

/s/ Thomas Kirk
_____
(Signature)

Thomas Kirk
_____
(Name)

Manager
_____
(Title)

October 26, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Apothio LLC

(an Indiana Limited Liability Company)

Audited Financial Statements

As of December 31, 2020 and December 31, 2019

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Apothio LLC

Table of Contents



Independent Auditor's Report

June 30, 2021
To: Board of Directors of Apothio LLC
Attn: Dr. Trent Jones, CEO; and Thomas Kirk, CFO
Re: 2020 and 2019 Financial Statement Audit – Apothio LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Apothio LLC, which comprise the balance sheets as of December 31, 2020 and December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Apothio LLC as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Apothio LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 and Note 9 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, engaged in litigation surrounding destroyed property and assets, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Apothio LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Apothio LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Apothio LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
June 30, 2021

APOTHIO, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$165,466	$23,527
Inventory	100,000	0
Prepaid expenses	81,500	34,988
Total Current Assets	346,966	58,515
Fixed Assets		
Equipment	63,976	60,254
Vehicles	54,843	40,943
Land and buildings	574,770	574,770
Land and building improvements	48,581	28,006
Accumulated depreciation	(247,113)	(183,209)
Fixed assets, net	495,057	520,765
Other Assets		
Advance - Garcia Farms	39,123	0
Advance-Canada	50,000	0
Other LT Assets	80,000	80,000
Security Deposit	2,800	1,250
	171,923	81,250
Total Assets	$1,013,946	$660,530
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Accounts payable	$216,830	$22,789
Credit Cards	10,830	96,771
Accrued Interest	1,964,448	853,708
Due To (From) Trent Jones	(75,766)	(75,000)
Insurance Payable	0	2,207
Loans, current	4,564,961	1,350,000
Other Liabilites	1,251,000	1,203,000
Total Current Liabilities	7,932,302	3,453,476
Long-Term Liabilities		
Loans, long-term	137,278	44,111
Accrued Interest	12,556	1,726
Contracts payable, long-term	143,537	152,819
Advances Due To/From	1,220,909	1,250,011
Total Long-Term Liabilities	1,514,280	1,448,667
Total Liabilities	9,446,582	4,902,144
MEMBERS' CAPITAL		
Members' equity	1,690,001	1,690,001
Accumulated deficit	(10,122,637)	(5,931,615)
Total Members' Capital	(8,432,636)	(4,241,614)
Total Liabilities and Members' Capital	$1,013,946	$660,530

See Independent Auditor's Report and notes to the financial statements.

APOTHIO, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Audited)

	2020	2019
Revenues	$ 15,160	$ 147,451
Cost of revenues	12,407	9,601
Gross profit (loss)	2,753	137,850
Operating expenses		
General and administrative	185,873	243,831
Rent and lease	163,249	78,195
Professional fees	329,929	89,748
Payroll	228,955	278,020
Sales and marketing	4,855	4,154
Depreciation and amortization	63,904	87,947
Total operating expenses	976,766	781,894
Net Operating Income (Loss)	(974,012)	(644,044)
Other income/expense	10,467	3,258,000
Interest expense	3,206,543	872,092
Net Income (Loss)	($4,191,022)	($4,774,136)

See Independent Auditor's Report and notes to the financial statements.

APOTHIO, LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2020 and 2019
(Audited)

	Members' Equity	Accumulated Deficit	Total Members' Capital
Balance as of January 1, 2019	$ 1,489,833	$ (1,157,478)	$ 332,355
Member Contributions	200,168	0	200,168
Net Loss	0	(4,774,136)	(4,774,136)
Balance as of December 31, 2019	1,690,001	(5,931,615)	(4,241,614)
Net Income (Loss)	0	(4,191,022)	(4,191,022)
Balance as of December 31, 2020	$ 1,690,001	$ (10,122,637)	$ (8,432,636)

See Independent Auditor's Report and notes to the financial statements.

APOTHIO, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Audited)

	2020	2019
Operating Activities		
Net Income (Loss)	($4,191,022)	($4,774,136)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	63,904	87,947
Changes in operating assets and liabilities:		
(Increase) Decrease in inventory	(100,000)	1,200,000
(Increase) Decrease in prepaid expenses	(46,512)	(34,988)
(Increase) Decrease in other assets	0	(80,000)
Increase (Decrease) in accounts payable	194,041	22,789
Increase (Decrease) in accrued interest	1,109,709	855,434
Increase (Decrease) in Credit Cards	(85,942)	70,229
Increase (Decrease) in Insurance Payable	(2,159)	2,207
(Increase) Decrease in Permits/Deposits	(1,550)	(1,250)
Increase (Decrease) in Other current liabilities	47,951	1,187,600
Net cash used in operating activities	(3,011,579)	(1,464,168)
Investing Activities		
Purchase of equipment	(3,722)	0
Purchase of vehicles	(13,900)	0
Payments for land and building improvements	(20,574)	(395,418)
Net change in cash from investing activities	(38,197)	(395,418)
Financing Activities		
Issuance of advances from related parties, net of advances to related parties	(19,158)	305,830
Issuance of loans	3,220,405	1,373,187
Issuance of Contracts payable	(9,532)	(8,138)
Members' contributions	0	200,168
Net change in cash from financing activities	3,191,715	1,871,047
Net change in cash and cash equivalents	141,939	11,462
Cash and cash equivalents at beginning of period	23,527	12,065
Cash and cash equivalents at end of period	$165,466	$23,527

See Independent Auditor's Report and notes to the financial statements.

APOTHIO, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Apothio, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Indiana on October 3, 2016. The Company is an industrial hemp research and development company. The Company's headquarters are in Peru, Indiana. The company began operations in 2016.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $165,466 and $23,527 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and December 31, 2019, the Company had $0 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which ranges from five to thirty-nine years depending on the asset class.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Company is reported and taxed to members on their individual tax returns.

The Company complies with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to the financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company has generated minimal revenue by selling internally produced CBD Oil. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $4,855 and $4,153, respectively, for the years ended December 31, 2020 and December 31, 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after

December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and December 31, 2019 inventories consist of hemp seed raw materials. As of December 31, 2020 and December 31, 2019 the balance of raw materials was $100,000 and $0, respectively.

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2020 and and December 31, 2019 consists of the following:

	2020	2019	Useful Life
Equipment	63,976	60,254	7 years
Vehicles	54,843	40,943	5 years
Land and buildings	574,770	574,770	39 years
Land and building improvements	48,581	28,006	15 years
Accumulated depreciation	(247,113)	(183,209)	-
Fixed assets, net	495,057	520,765	-

Depreciation expenses totaled $63,904 and $87,947 for the years ended December 31, 2020 and December 31, 2019, respectively. The useful lives for each asset class are listed above, with the exception of land that does not depreciate. The Company expenses any fixed asset purchases that are below the $1,500 threshold.

NOTE 5 – LOANS

Prior to 2019, the Company entered into loan agreements for a total of $181,880 accruing at various interest rates per annum between 1.9% to 7.75%. The loans have various maturity dates in 2020 and 2021.

In 2019, the Company entered into loan agreements for a total of $1,380,000. The loans have various maturity dates throughout 2020 with one loan maturing in 2022. Of the loans entered in 2019, $1,350,000 are accruing at 100% interest per annum.

All loans that matured in 2020 are delinquent and planned to be paid out through the settlement related to the lawsuit outlined in Note 8 – Commitments and contingencies footnote for further details.

In 2020, the Company drew additional funds from the same 2019 note holders totaling $1,014,472 accruing at 100% interest per annum. The Company entered into new loan agreements totaling $4,980,000 with discounts on the note principal totaling $2,668,795. The new 2020 notes accrue at 10% interest per annum with maturity dates in 2021.

Related Party

From time to time the Company takes advances from founders. As of December 31, 2020, and December 31, 2019, the balance of the advances from related parties was $1,326,012 and $1,255,031, respectively. These advances have no interest rate or specified maturity date.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has filed an extension for the income tax return for the period ended December 31, 2020.

NOTE 7 – MEMBERS' EQUITY

As of December 31, 2020 and December 31, 2019, the Company had a total of $1,690,001 in members' equity for both years, comprised of asset contributions by the founders.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigations

Except as described below, the Company is not presently involved in any material litigation arising outside the ordinary course of business. The Company is involved in routine litigation arising in the ordinary course of business. The Company considers, taking into account existing reserves, the following settlements may have a material impact on the Company's results of operations, cash flows, or financial position.

In September 2019, an action against the Company was filed in Kern County Superior court. The complaint, captioned *AFAB Industrial Services, Inc., v. Apothio LLC et al.*, No. BCV-19-102537, assert claims against the Company for breach of contract, breach of fiduciary duty, conversion, and fraud. The dispute arises out of a business arrangement with Newbridge Global Ventures, Inc., in which the Company agreed to provide industrial hemp for processing with equipment supplied by Newbridge. The Company believes it has strong and viable defenses, meritorious counterclaims, and has filed a cross-complaint asserting claims against Lehr Brothers' Inc. The litigation is currently stayed due to the death of plaintiffs' counsel.

In late October 2019, without providing any notice or opportunity to be heard, Kern County Sheriff's Office ("KSCO") deliberately and wrongfully destroyed 500 acres of the plaintiff's legally grown hemp farm. The Company has retained outside counsel and filed a complaint in the United States District Court for the Eastern District of California, asserting federal and state law claims against Kern County, the Kern County Sheriff's Office, and the California Department of Fish and Wildlife, and various individuals from those agencies for their role in the destruction. The complaint, captioned *Apothio, LLC v. Kern County et al.,* No. 1:20-cv-00522-NONE-JLT (E.D. Cal.), asserts violations of state and federal law, including violations of the Fourth and Fourteenth Amendments of the United States Constitution. The defendants have moved to dismiss the Company's claims on various grounds, and those motions are currently pending before the Court. The Company believes it has strong and viable claims and intends to prosecute them vigorously. This incident has halted majority of the Company's plans and operations, including the ability to generate revenues to repay creditors. As noted in Note 5 – Loans, the Company plans to repay a material amount of loans with funding received from the settlement of this case, if successful.

These damages ultimately gave rise to two additional actions against the Company in Kern County Superior Court. One was for unpaid rent, in the case captioned *Lehr Brothers, Inc. v. Apothio, LLC* BCV-20-100293, where a $61,475.60 default judgment has been entered against the Company. Lehr Brothers, Inc., subsequently filed a lien for that amount on the Company's federal action described above. The Company and Lehr Brothers are currently engaged in settlement discussions regarding these claims as well as the claims between them in the previously identified *AFAB Industrial Services, Inc., v. Apothio LLC et al.*, No. BCV-19-10253. In the other case, captioned *King Hemp Farm, LLC*, No BCV-19-102779, King Hemp Farm asserts breach of contract and fraud claims that arise out of a contract to grow industrial hemp for the Company and alleged losses the farm suffered when forced to destroy the crops in October 2019. The Company believes it has strong and viable defenses and meritorious counterclaims, but this case is also currently on hold due to the death of plaintiff's counsel.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in prepaid forward purchase agreements to facilitate the prosecution of the Company's claims related to *Apothio, LLC v. Kern County et al.,* No. 1:20-cv-00522-NONE-JLT (E.D. Cal.) and to participate in the litigation proceeds if the claim is successful. The Company is attempting to raise a minimum amount of $500,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Apothio Initial Litigation Offering

Logo	

Headline	First Tokenized Litigation Funding for one of largest US crop destructions

Hero Image	

Tags	Science

Pitch text	**Apothio Introduction**

APOTHIO

Research institution focused on the commercialization of hemp



Apothio, LLC, an Indiana limited liability company, is an agricultural research institution that researches and commercializes hemp. The company was incorporated in 2016.

Apothio's focus is on proprietary genetics, the efficacy of whole plant CBD oil, developing proprietary formulations to specific clinical outcomes, and industrial-scale hemp production. It collaborates with patients across the country to develop the most unique and customized plant-based formulations on the market.

The Case

Apothio, LLC
v. Kern County et al.

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This case arises out of one of the largest alleged wholesale destruction of crops by a state official in the history of the United States.

In October 2019, Apothio anticipated harvesting and extracting the byproducts from approximately 17 million plants cultivated on more than 450 acres for research and commercial purposes.

In October 25, 2019, Kern County Sheriff's Office ("KSCO") and California's Department of Fish and Wildlife destroyed roughly 450 acres of Apothio's plants, estimated to be worth between $500M and $1B at the time, without prior warning, justification, or opportunity for Apothio to be heard.

As pictured below, government authorities brought in bulldozers to destroy Apothio's crop in what is believed to be the largest government sanctioned crop destruction in U.S. history.



Apothio has brought suit in the Eastern District of California against Kern County, KCSO, the California Department of Fish and Wildlife, Sheriff Donny Youngblood, Sergeant Joshua Nicholson, and Charlton Bonham for damages arising from this alleged wrongful destruction.

On April 10, 2020, Apothio sued Kern County (and others) for monetary damages totaling $500M to $1B—the approximate market value of the legal hemp, hemp derivatives, and research that was destroyed by the defendants.

The full case docket can be found here.

The Firm

Roche Freedman LLP



Founded in 2019, Roche Freedman LLP is a national law firm comprised of innovative and tech-savvy attorneys with stellar credentials. With experience from some of the most prestigious litigation firms in the country, RF's legal team has a successful and decades-long track record of consistently achieving outstanding results in high-stakes and notable disputes on behalf of sophisticated clients.

RF's legal team has extensive experience litigating complex commercial, securities, antitrust, class action and derivative matters on behalf of both plaintiffs and defendants in a broad range of industries. RF couples a unique brand of creative thinking and technical expertise with well-balanced aggressive advocacy to achieve impressive results in complex, high-value, and class action matters.

As the firm continues to grow, it has focused on building a diverse attorney pool with cross-functional expertise:

Katherine Eskovitz—the lead attorney for Apothio—is a former federal prosecutor and an accomplished trial and appellate lawyer who has spent over two decades successfully trying civil and criminal cases to judges, juries, and arbitrators across the country, as well as arguing before federal appellate courts.

Katherine was a litigation partner at Boies Schiller Flexner, and an Assistant United States Attorney for the Eastern District of New York. She has handled significant antitrust, white collar criminal defense, intellectual property, contract, securities, copyright, computer crimes, and First Amendment matters. She has a broad practice that has included the representation of plaintiffs and defendants in, among other industries, media and entertainment, finance, insurance, agriculture, gaming, manufacturing, publishing, and real estate.

Before becoming a federal prosecutor, Katherine served as a trial attorney in the U.S. Department of Justice's Federal Programs Branch. There, she handled constitutional challenges to federal laws, including trial and appellate work across the country. In particular, Katherine defended the United States in a lawsuit seeking compensation under the Fifth Amendment Takings Clause for President Nixon's White House tapes, photographs, and documents. For her government work, she received Letters of Commendation from the Attorney General and Associate Attorney General.

Assisting Katherine on the matter is Joseph Delich. Joseph has advised clients on matters that range from commercial contract disputes and securities litigation to internal investigations, regulatory and criminal defense, and compliance with anti-money laundering and sanctions laws. He has been appointed lead counsel in multiple class actions involving cryptocurrencies, including one bringing CEA, antitrust, and RICO claims based for manipulation of cryptocurrency prices. Joe also maintains an active pro bono practice, and received the Legal Aid Society's Pro Bono Publico award in 2018 for his work responding to proposed changes in "public charge rule."

Litigation Funding

What is litigation funding?

Overview

Litigation is costly, both in terms of the monetary expenses incurred in pursuing meritorious claims (i.e. attorney and expert witness fees, discovery costs, and trial expenses) and the extensive time commitments to reach a resolution.

Because of these costs, the US judicial system is oftentimes stacked against those without significant resources, especially when their adversaries are well-funded government or corporate enterprises with top legal teams at their disposal.

The advent and rise of litigation funding in the United States have been a positive development to address this issue. Litigation funding, also known as legal financing and third-party litigation funding, provides individuals who otherwise lack the necessary resources the funds to either (1) litigate or arbitrate a claim or (2) operate their business activities as a result of the harm done by the defendant in the litigation.

Through a typical litigation funding arrangement, the fund agrees to provide an individual with a legal claim cash typically in exchange for either (1) interest/multiplier on the investment or (2) a percentage of the overall recovery in the litigation.

History

Over the past ten years, the litigation funding industry has exploded. As of June 2020, the top 40 litigation financing firms operate in the US with over $9.5B AUM. Most are privately held and target institutional investors with minimum investments of $1 million or more. For financial players with the know-how and connections to operate in the space, the financial benefits are considerable. Some litigation funds have achieved annualized returns of 40-50% over the past 5-year period, beating out most, if not all hedge funds.

However, like many performative asset classes, this segment of finance is generally not accessible to retail investors. In addition to substantial capital investment requirements, investing in litigation can tie up funds for considerable periods of time, as complex litigation can take many years to reach a resolution.

Opportunity

The Apothio ILO represents an opportunity to invest in the same kind of assets that a litigation funder would have in its portfolio. However, unlike a traditional litigation fund, the Apothio ILO is an investment in a single litigation, not a portfolio of many litigations. Accordingly, the Apothio ILO may be more risky than an investment opportunity that is spread across multiple litigation outcomes.

Initial Litigation Offering

The funding structure

The Initial Litigation Offering ("ILO") is an offering with a blockchain-enabled payment to finance an individual litigation. This financial product is offered under Regulation Crowdfunding, and open to all investors regardless of accreditation status. ILOs tokenize the funding required to pursue litigation in civil cases where a plaintiff (party initiating lawsuit) or a plaintiff's counsel wishes to raise capital to ease the financial burdens of litigation.

This Offering is being raised to fund ongoing operating expenses in return for litigation proceeds Apothio, LLC—an Indiana limited liability company—may receive in connection with the lawsuit it filed against Kern County, Kern County Sheriff's Office, California Department of Fish and Wildlife, Donny Youngblood, Joshua Nicholson, and Charlton Bonham in the Eastern District of California on April 10, 2020 (together with any refiling, counterclaim, appeal process, settlement, arbitration or enforcement action related thereto, collectively, the "Litigation").

Investors will be issued Initial Litigation Offering ("ILO") tokens in the amount equal to their investment whereby one ILO token is equal to one US Dollar. In the event the lawsuit is ultimately successful, investors will get a multiplier based on the amount of ILO tokens they hold and the time it takes to resolve the litigation. In connection with their purchase, investors will be required to provide an Avalanche wallet address (https://wallet.avax.network/). Within 60 days after executing the agreement to purchase ILO tokens, investors will receive the ILO tokens at the Avalanche wallet address they provide.

Multiplier and limitations

As detailed below, investors will be entitled to a multiplier that increases over time as the case continues. If the litigation results in a recovery, investors will be entitled to receive a multiplier on their investment (in the form of a stablecoin payment to the Avalanche wallet holding the ILO tokens). However, there are a few important limitations to the investors right to receive its multiplier upon a recovery in the litigation.

The first is that the Law Firm's claim to its Contingency Fee and reimbursement of its expenses is senior to, and payable in advance of, the investor receiving any portion of the recovery. The Law Firm's Contingency Fee is:

- 33.3% of any Litigation Proceeds received up to $100M;

- 30.0% of any Litigation Proceeds received in excess of $100M up to $300M;

- 25.0% of any Litigation Proceeds received in excess of $300M

The second is that, at the time of this offering, Apothio LLC has outstanding debt already in existence.* It is the intention of Apothio LLC, through the purchase agreement, to treat the ILO transactions as a true sale, and thus, to put investors senior to any other entity or individual except for the Law Firm.

*Some of Apothio's outstanding debt is past maturity.

The Tokens

ILO Tokens

You will be purchasing ILO tokens through the Offering. ILO tokens represent tokenized interests that together comprise the Purchase Agreement. ILO tokens will be issued by Apothio, LLC and secured against any potential monetary recovery obtained by Apothio LLC ("Apothio") in the litigation captioned Apothio, LLC v. Kern County et al., Case No. 1:20-cv-00522 (E.D. Cal.) (the "Litigation") or any appeal or related case stemming from the Litigation.

The tokenization of the ILO tokens will be hosted on the Avalanche platform, which offers the technical capabilities and ecosystem partnership to support tokenization and subsequent trading. Investors can buy ILO tokens in the initial raise with U.S. dollars. After the Closing Date, all ILO tokens will be subject to a 1-year programmatic lockup, after which, the ILO tokens will be transferable.

To receive their ILO tokens, investors will be responsible for creating a digital wallet on the Avalanche platform (accessible at https://wallet.avax.network/). Initially, Roche Freedman will hold 80% of the proceeds in escrow until a motion to dismiss is decided in the litigation. If both motions to dismiss are granted, and the case is dismissed with prejudice, the funds held in escrow will be redistributed pro-rata to investors, that is, investors will receive 80% of their investment back. If either of the two motions to dismiss are denied, in whole or in part, Roche Freedman will release the proceeds to Apothio, LLC.

Assuming a motion to dismiss is denied, and in the event of a recovery, Roche Freedman will hold all proceeds of any settlement in escrow and will distribute the contemplated return to each ILO token holder pursuant to the Purchase Agreement. For returns to be realized, there must be a recovery in the litigation. In the event that the claims survive a motion to dismiss, but there is no successful recovery in the litigation thereafter, the associated ILO token will no longer have value; the ILO tokens will become non-transferable. In the event that there is a resolution of the litigation, the ILO token contract will enable Roche Freedman to (1) communicate to all ILO token holders the outcome of the litigation; (2) distribute funds to the ILO token holders through a U.S. dollar backed stablecoin, like USDC, commensurate with the multiple of return described in Schedule I of the Purchase Agreement; and (3) remove the ILO tokens from circulation.

Until the law firm representing the Company removes the ILO tokens from circulation, individuals will be able to transfer the tokens on the Avalanche blockchain after the one-year lockup period. The ILO token value may fluctuate as a result of market conditions. Pending the one-year programmatic lock-up period, the secondary market structure may create liquidity in a market that is traditionally illiquid.

Offering Terms

Details of the Offering terms & conditions for investor returns

Risk protection

For investor downside protection, 80% of funds will be held in escrow by Roche Freedman LLP until the Motions to Dismiss are decided. There are currently two motions to dismiss, filed on June 12, 2020 and June 15, 2020, by the defendants in the case Apothio, LLC v. Kern County (collectively, the "MTD")

A copy of the complaint, the motion to dismiss briefing, and other court filings can be found here.

The Company has agreed to return 80% of all funds upon the entry of an order in the Lawsuit resolving one or more motions to dismiss against the Company that has the effect of dismissing all claims against all defendants, with prejudice, *i.e.,* without the ability to file an amended complaint.

If the MTD are granted by the court without prejudice, 80% of the funds will remain in escrow. Apothio LLC will have an opportunity to file an amended complaint at that point in time. At that point, the funds will continue to remain in escrow until either (1) the case is dismissed with prejudice or (2) Apothio survives renewed motions to dismiss.

Potential Investment Returns

The distribution made to ILO token holders will depend on two factors: (1) the length of time to litigate the case and (2) the outcome of the litigation. Estimated returns for one-whole token purchased ($1/ILO Token) measured from the Closing Date:

- **200% (2x)** of the Purchase Price if a recovery occurs between **0 and 12 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$200 (or $200 in USD, or digital equivalent, such as USDC)**.
- **250% (2.5x)** of the Purchase Price if a recovery occurs between **12 and 24 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$250 (or $250 in USD, or digital equivalent, such as USDC)**.
- **300% (3x)** of the Purchase Price if a recovery occurs between **24 and 36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$300 (or $300 in USD, or digital equivalent, such as USDC)**.
- **350% (3.5x)** of the Purchase Price if a recovery occurs at any point after **36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$350 (or $350 in USD, or digital equivalent, such as USDC)**.

In the event that the Litigation Proceeds are not sufficient to pay the Investment Return in full, Buyer shall be entitled to its pro rata portion of the Investment Return.

By way of illustration, in the following example, the Litigation Proceeds are not sufficient to pay the Investment Return in full. This means that while Buyers are entitled to 300% returns, only 200% will be payable by Seller to Buyers after the payment of Litigation Proceeds and Claims Expenses.

For example, if

- $5 million was invested pursuant to the Investment Documents in the Offering;
- The Buyer's Purchase Price is $1,000;

- The Litigation settles for under $100 million;
- The Litigation Proceeds are $18 million;
- The Claims Expenses are $1 million; and
- The recovery happens 25 months after the Closing Date;

Then

- The Contingency Fee shall be ~$6 million (*i.e.* ~33% of $18 million).
- The Claims Expenses shall be $1 million.
- Buyer's entitlement to Litigation Proceeds is pari passu with the other buyers in the Offering and Buyer shall receive a pro rated payment out of the remaining $11 million (*i.e.* 200% return shall be payable on each buyer's Purchase Price as opposed to 300%).
- Therefore, Buyer shall be entitled to $2,000 in USD, or digital equivalent such as USDC, in full satisfaction of Seller's obligations hereunder.

Litigation is unpredictable and highly variable and the example presented is merely one of many potential outcomes.

*Roche Freedman's contingency fee and claims expenses will be paid out ahead of an ILO distribution. It is the intention of Apothio LLC, through the purchase agreement, to treat the ILO transactions as a true sale, and thus, to put investors senior to any other entity or individual except for the Law Firm.

Potential Returns



*Above is a non-binding, non-exclusive chart depicting the possible payout scenarios of the Offering, and terms and conditions thereof. Not every scenario is depicted. Litigation is generally highly variable and unpredictable with a multitude of potential outcomes. Payment is not guaranteed, and there is a high likelihood that you will lose all or part of your principal. Conduct your own diligence, inclusive of the litigation pleadings to form your own opinion on the underlying litigation.

**The Closing Date means the closing date of the Offering as determined by Section 4(a)(6)

Additional Terms

Additional investor considerations

1. The Law Firm's claim to the Contingency Fee and reimbursement of Claims Expenses is senior to, and payable in advance of, the payment of Litigation Proceeds and the Buyer receiving any portion of the Investment Return.
2. The purchase of ILO tokens does not transfer to the investor control over the Lawsuit, any right to require the Apothio LLC to continue the Lawsuit or to pursue the Claims, or any approval or veto rights over any proposed settlement. Apothio is at all times and remains wholly in control of the Lawsuit and its resolution.
3. The purchase of ILO tokens is made on a non-recourse basis. In the event the Lawsuit fails to result in a recovery, Apothio LLC has no further obligations to any investors, including making any payments to investors.
4. The information disclosed in connection with litigation financing is complex, nuanced, and oftentimes more detailed than the information disclosed in connection with prospective investments in most asset classes, such as investments in corporate entities that disclose financial statements and discuss their business models in public disclosures.

5. Depending on the time of investment, hundreds of pages of documentation from the plaintiff, defendant, and the court may be available on the public docket. Investors should carefully review such documentation prior to investing, and investors should understand who is writing each such document when reviewing them. For example, documents drafted by plaintiffs and defendants are primarily written from a position of advocacy. Lawyers write these documents with the goal of zealously advocating for their respective clients rather than informing a potential investor.

6. Standards employed by the court at different stages of litigation do not represent a fair indication as to whether a plaintiff will ultimately be successful on the merits of a claim if litigated through trial. A court uses different criteria to determine whether a claim survives a motion to dismiss, a motion for summary judgment, as compared to how a court will rule or instruct a jury at trial. The varying nature of these standards should be understood by investors.

7. The amount of damages claimed in the Lawsuit may be aggressively contested by the parties. There may be significant variance in the amount of damages claimed by a party and the amount of damages ultimately awarded by a court or jury. The Lawsuit may settle for amounts significantly lower than the amounts claimed.

8. As part of this investment, the investor must provide his or her Avalanche Address. The Buyer understands that Apothio LLC is in no way responsible for the Buyer providing an accurate Avalanche Address nor is the Apothio LLC responsible if the investor loses access to his or her Avalanche Address.

9. If an investor loses their ability to access their Avalanche Address, it may result in a total loss of their investment and their right to receive any proceeds.

10. No public market now exists for ILO tokens.

11. ILO tokens are being offered in a regulation crowdfunding offering. All participants in the offering will have the same rights and obligations.

12. The law firm, Roche Freedman, could withdraw from the case. In that event, Apothio would have to substitute counsel to litigate the case moving forward.

13. The case could settle at any point for an amount that is not sufficient to pay all ILO token holders their investment plus their multiplier. In the event that there is a settlement for a nominal amount, the ILO token holders would have first priority and would be paid out pro-rata after the law firm takes its contingency fee.

14. At the time of this offering, Apothio LLC has significant outstanding debt and obligations already in existence, some of which may be matured or in default. It is the intention of Apothio LLC, through the Purchase Agreement, to treat the ILO transactions as a true sale, and thus, to put investors senior to any other entity or individual except for the Law Firm.

15. The Lawsuit could result in no recovery, resulting in a total loss for investors

16. Investors are investing in the underlying litigation, not the issuer, Apothio LLC. And, therefore, will have no direct interest in Apothio LLC.

17. Litigation can be lengthy and there is no way to predict how long the Lawsuit will take before its final resolution.

18. Litigation is highly unpredictable and variable and there is no way to contemplate every type of potential resolution.

Team



Kyle Roche   Roche Freedman Attorney



Joseph Delich   Roche Freedman Attorney



Katherine Eskovitz   Roche Freedman Attorney



John Teague   Apothio COO



Dr. Trent Jones   Apothio Co-Founder



Thomas Kirk   Apothio Co-Founder

Perks

FAQ

What is the structure? What do I own?

By investing in the Claim Participation Agreement for the ILO, you will receive ILO tokens issued on the Avalanche blockchain. The ILO tokens entitle you to the right to receive an "Investment Return" in the event there is a successful recovery in the litigation that was filed by Apothio in the United States District Court for the Eastern District of California, titled Apothio, LLC v. Kern County et al., No. 1:20-cv-00522-NONE-JLT (E.D. Cal.). The Investment Return - if any - will be paid out in stable coin, such as USDC.

Holding ILO tokens at the time of a successful recovery will entitle you to the following returns:

·   200% (2x) of the Purchase Price if a recovery occurs between 0 and 12 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $200 (or $200 in USD, or digital equivalent, such as USDC).
·   250% (2.5x) of the Purchase Price if a recovery occurs between 12 and 24 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $250 (or $250 in USD, or digital equivalent, such as USDC).
·   300% (3x) of the Purchase Price if a recovery occurs between 24 and 36 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $300 (or $300 in USD, or digital equivalent, such as USDC).
·   350% (3.5x) of the Purchase Price if a recovery occurs at any point after 36 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $350 (or $350 in USD, or digital equivalent, such as USDC).

In the event that the Litigation Proceeds are not sufficient to pay the Investment Return in full, Buyer shall be entitled to its pro rata portion of the Investment Return.

How do I get paid and make returns?	In the event there is a recovery of Litigation Proceeds such that the Buyers are entitled to the Investment Return as per the Claim Participation Agreement and Form C, Apothio will direct Roche Freedman to pay the Investment Return to each Buyer's Avalanche Address. The form of payment will be a U.S. dollar stablecoin, such as USDC. In the event a Buyer has Transferred the ILO Tokens to another Avalanche address, the Investment Return will be payable to whichever Avalanche address(es) hold the Transferred ILO Tokens at the time of the Receipt of Proceeds; provided the holder of the Transferred ILO Tokens complies with the Claims Procedures no later than 45 days after publication of the Claim Procedures. For a more detailed analysis, please review the Purchase Agreement and Form C. Apothio will publish the Claims Procedures as a campaign update at https://www.republic.co/apothio and through Coindesk (coindesk.com) and The Block (theblockcrypto.com) no later than 14 days after the Investment Return is received.
Which payment methods can I use?	Investors can invest via ACH or Wire transfer. We are not accepting credit card payments.
What wallet do I need?	Investors will be required to provide an Avalanche wallet address (https://wallet.avax.network/). Within 60 days after executing the agreement to purchase ILO tokens, investors will receive the ILO tokens at the Avalanche wallet address they provide. Please see the below tutorial for generating an Avalanche wallet address: https://drive.google.com/file/d/1L04mgiVflXXDLDPjmnw6JPua-LX9369L/view
What is a Claim Participation agreement?	A Claim Participation agreement is the instrument through which you may purchase ILO tokens. Through the Claim Participation Agreement, a party to a lawsuit (called the "Seller") seeks to raise funds in order to facilitate his ability to prosecute claims against one or more defendants. In exchange for an investment in the Claim Participation, you will be entitled to a return on your investment in the event there is cash proceeds received as a direct or indirect result of the pursuit of claims against the defendants.

Understanding Common Deal Terms

Lawsuit -- The lawsuit filed by Seller in the United States District Court for the Eastern District of California, Apothio, LLC v. Kern County et al., No. 1:20-cv-00522-NONE-JLT (E.D. Cal.), including any refiling, counterclaim, appeal, settlement, enforcement action, arbitration, or other related action or process.

Law Firm -- The law firm, Roche Freedman LLP, together with any successor or supplementary counsel, that has been engaged by Seller to litigate the Claims.

Claims -- All legal claims (including commercial tort claims), suits, causes of action, and other rights of Seller arising out of, relating to or alleged in the Lawsuit or on which the Lawsuit is based.

Award -- means the total monetary amount owed to Seller on account of or as a direct or indirect result of the Claims, whether by judgment, settlement, or otherwise.

Proceeds -- means any and all value received to satisfy the Award less any applicable taxes owed on such value.

Claims Expenses -- The sum of all fees, costs and expenses incurred or accrued by the Seller in prosecuting, defending and/or settling the Lawsuit.

Contingency Fee -- The tiered contingency fee the Seller has agreed to pay the Law Firm from any monetary recovery from the Lawsuit:

- 33.3% of any Litigation Proceeds received up to $100 million;
- 30.0% of any Litigation Proceeds received in excess of $100 million up to $300 million;
- 25.0% of any Litigation Proceeds received in excess of $300 million.

Litigation Proceeds -- The net cash Proceeds received by the Seller after the payment of the Contingency Fee and all Claims Expenses.

ILO Tokens -- Digital tokens issued on the Avalanche blockchain that represent the right to receive payment of the Investment Return in the event the litigation is successful and the recovery is sufficiently large to pay out the Investment Return after the payment of the Contingency Fee and all Claims Expenses.

Purchase Price -- The amount paid by buyers to Seller in exchange for ILO Tokens at a rate of $1 per each ILO Token.

Investment Return -- means the right to Litigation Proceeds set forth in the following schedule:

- 200% (2x) of the Purchase Price if a recovery occurs between 0 and 12 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $200 (or $200 in USD, or digital equivalent, such as USDC).
- 250% (2.5x) of the Purchase Price if a recovery occurs between 12 and 24 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $250 (or $250 in USD, or digital equivalent, such as USDC).
- 300% (3x) of the Purchase Price if a recovery occurs between 24 and 36 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $300 (or $300 in USD, or digital equivalent, such as USDC).
- 350% (3.5x) of the Purchase Price if a recovery occurs at any point after 36 months from the Closing Date. For example, if the Purchase Price is $100 (i.e. 100 ILO Tokens), the Buyer shall be entitled to receive $350 (or $350 in USD, or digital equivalent, such as USDC).

MTD Milestone -- The entry of an order in the Lawsuit resolving one or more motions to dismiss against the Seller with the effect of dismissing all claims against all defendants, with prejudice, i.e. without the ability to file an amended complaint.

Refund -- The amount equal to 80% of the Purchase Price returned to Buyers in the event that the Lawsuit is dismissed at the MTD Milestone.

EXHIBIT C

Purchase Agreement

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

APOTHIO LLC

CLAIM PARTICIPATION AGREEMENT

This Claim Participation Agreement (this "Purchase Agreement") is entered into on or about October 26, 2021 by and among Apothio, LLC, an Indiana limited liability company (the "Seller") and each of the buyers who execute a signature page hereto (each, a "Buyer") for the respective amounts set forth thereon (the "Purchase Price").

WHEREAS, the Seller has substantial Claims (as defined below) against the defendants named in the lawsuit filed by Seller in the United States District Court for the Eastern District of California, *Apothio, LLC v. Kern County et al.*, No. 1:20-cv-00522-NONE-JLT (E.D. Cal.);

WHEREAS, Seller has engaged Roche Freedman LLP (together with any successor or supplementary counsel, "Law Firm") to litigate these Claims (as defined below), including any refiling, counterclaim, appeal, settlement, enforcement action, arbitration, or other action or process related to the thereto (collectively, the "Lawsuit") in exchange for the Contingency Fee and reimbursement of Law Firm's unpaid Claims Expenses (as defined below);

WHEREAS, the purpose of Seller's entry into the Purchase Agreement and the related Letter of Instruction to Law Firm attached as **Exhibit A** (the "Letter of Instruction") is to provide funding in an aggregate amount of up to $5,000,000 (the "Offering") before payment of fees and commissions incurred in connection with the Offering, to Seller for certain operating and other expenses related to the Lawsuit and the Offering;

WHEREAS, each of the Buyers wish to invest the Purchase Price to fund the Issuer's business, facilitate the prosecution of Seller's Claims and to participate in the Litigation Proceeds (as defined below) if the Claims are successful to receive the Investment Returns set forth on **Schedule I** attached hereto; and

WHEREAS, each of the Buyers acknowledges and agrees that its financing of the Purchase Price is nonrecourse and the rights to Litigation Proceeds purchased hereunder (i) shall be of no value if there are no Proceeds received from the Final Determination of the Lawsuit unless otherwise provided herein and further (ii) shall be of no value, or the value will be reduced, if Proceeds receved from the Final Determination of the Lawsuit are insufficient to repay Buyers in full or at all subsequent to payment of Law Firm's Contingengy Fee and remimbursement of Law Firm's unpaid Claims Expenses.

1

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Buyers and the Seller, intending to be legally bound, hereby agree as follows:

1.   **Definitions**. The following capitalized terms shall have the following meanings:

"<u>Avalanche</u>" means the decentralized application platform accessible through https://wallet.avax.network.

"<u>Avalanche Address</u>" means a public C-Chain address on the Avalanche network.

"<u>Award</u>" means the total monetary amount owed to the Seller on account of or as a direct or indirect result of the Claims, whether by negotiation, arbitration, mediation, lawsuit, judgment, settlement, or otherwise. For the avoidance of doubt, "Award" includes both cash and the monetary value of non-cash assets at the time the Award is paid, and it excludes the value of injunctive, declaratory, or other non-monetary relief.

"<u>Claims</u>" means all claims (including commercial tort claims), suits, causes of action, and other rights of Seller arising out of, relating to or alleged in the Lawsuit or on which the Lawsuit is based.

"<u>Claims Expenses</u>" means the sum of all fees, costs and expenses (including and any other professional fees and expenses, whether for attorneys, advisors, experts, or witnesses; and procedural fees relating to court, arbitration, or other process, including filing and arbitrator fees; provided that the amounts in each case are approved by Law Firm) incurred or accrued by the Seller in prosecuting, defending and/or settling the Lawsuit.

"<u>Claims Procedures</u>" means procedures to be established and administered by Seller or its agent, which must be complied with prior to payment of the Investment Return to Avalanche address(es) holding ILO Tokens or Transferred ILO Tokens at the time the Investment Return is received. Seller or its agent will use commercially reasonable efforts to notify investors of their ability to claim their Investment Return by publishing the notice on reputable news outlets that focus on cryptocurrency, e.g.,Coindesk (https://coindesk.com) or The Block (https://theblockcrypto.com), and will publish the instructions for these procedures at https://www.republic.co/apothio, no later fourteen (14) days after the Investment Return is deposited into the Proceeds Account.

"<u>Closing Date</u>" means the final closing date of the Offering as determined by Section 4(a)(6).

"<u>Contingency Fee</u>" means the following tiered contingency fee the Seller has agreed to pay the Law Firm in the event that there is a monetary recovery from the Lawsuit, which Contingency Fee, together with Law Firm's unpaid Claims Expenses, will be payable before the Investment Return:

−   33.3% of any Litigation Proceeds received up to $100 million;
−   30.0% of any Litigation Proceeds received in excess of $100 million up to $300 million;
−   25.0% of any Litigation Proceeds received in excess of $300 million.

"<u>Deposit Account</u>" means the Law Firm's trust account where the Purchase Price payable under the Purchase Agreements will be deposited.

2

"Entity" means any individual, partnership, corporation, limited liability company, association, estate, trust, business trust, governmental authority, fund, investment account, or other person or entity.

"Final Determination" means the final resolution of the Lawsuit, whether by settlement, the entry of a non-appealable final judgment against the Seller, or the enforcement of a final, non-appealable judgment in favor of the Seller.

"Holdback Period" means the period commencing as of the date the Litigation Proceeds are received in the Proceeds Account (the "Receipt of Proceeds") up to and until the expiration of the Litigation Proceeds Claims Period, or, if earlier, such time as Seller's obligations to the Buyers have been satisfied in full.

"ILO Tokens" mean digital blockchain security tokens representing the right to receive the payment of Investment Return that are issued by the Seller on the Avalanche blockchain in connection with the transactions contemplated by this Purchase Agreement, and the right to receive the Repayment in accordance with Section 5 hereof in the event the Lawsuit is dismissed at the MTD Milestone (as defined below).

"Indebtedness" means, without duplication, all items that constitute (a) indebtedness for borrowed money or the deferred purchase price of property (other than trade payables incurred in the ordinary course of business); (b) obligations arising under letter of credit facilities, bonds, notes or other instruments; (c) all liabilities secured by any encumbrance on any of Seller's property (other than mechanics', repairmen's or other like non-consensual statutory encumbrances arising in the ordinary course of business with respect to obligations that are not past due); and/or (d) all guarantees or other liabilities with respect to any indebtedness of any other Entity.

"Investment Return" means the right to Litigation Proceeds set forth in **Schedule I**.

"IRC" means the Internal Revenue Code of 1986, as amended, and the regulations in effect thereunder.

"Litigation Proceeds" means the net cash Proceeds received by the Seller on account or as a direct or indirect result of the Claims, after the payment of the Contingency Fee and all Claims Expenses.

"Litigation Proceeds Claims Period" means the period commencing on the date of the Receipt of Proceeds and continuing until 5:00pm EST on the date that is the first anniversary thereafter.

"Lockup" means the prohibition on Transfer throughout the Lockup Period.

"Lockup Period" means the period commencing on the Closing Date of this Agreement and ending on the first anniversary of the Closing Date.

"MTD Milestone" means the entry of an order in the Lawsuit resolving one or more motions to dismiss against the Seller that has the effect of dismissing all claims against all defendants, with prejudice, *i.e.* without the ability to file an amended complaint.

"Proceeds" means (i) any and all value received to satisfy the Award, if the Award results from settlement or other negotiated agreement, and (ii) any and all value received to satisfy the Award, less any state, federal, or international taxes owed on such value, if the Award is a judgment, order, or other determination by an independent party, such as a court or arbitrator.

"Proceeds Account" means the trust account established by the Law Firm and administered in accordance with the Letter of Instruction.

"Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor legislation, and any regulations or rules promulgated thereunder.

"Transfer"or "Transferred" means, (A) means to give, sell (directly or indirectly) exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, voluntarily or involuntarily, by operation of law or otherwise. When referring to an ILO Token, "Transfer" shall mean the Transfer of such ILO Token or this instrument, or the creation of a swap or other derivative with respect to, or transfer or disposition of, any ILO Token or any interest, right, claim, obligation or liability under this instrument or with respect to any ILO Token; or (B) the Buyer entering into or becoming subject to a contract, agreement or understanding, written or oral, contemplating or relating to any of the foregoing.

"Transferee" means a recipient of a Transfer of an ILO Token.

2. **Transfer of Investment Return.** In exchange for the Purchase Price paid by each Buyer, the Seller hereby transfers, conveys, sells and assigns to such Buyer the right to receive the Investment Return on such Purchase Price (hereinafter, the "Transferred Interest") and each Buyer hereby accepts the transfer of the Transferred Interest from Seller, upon the terms set forth herein.

3. **Payment of Purchase Price**. With respect to each Buyer, the Purchase Price for the Transferred Interest shall be as set forth on the signature page hereto provided that the aggregate amount of ILO Tokens issuable to Buyers, exclusive of ILO Tokens issuable, including the payment of fees and commissions in connection with the Offering, shall not exceed 5,000,000.

4. Issuance of ILO Tokens.

    a. Within 60 days of the Closing Date, Seller shall cause the purchased ILO Tokens to be sent to the Buyers at the respective Avalanche Address ("Buyer's Avalanche Address") set forth on the signature pages to this Purchase Agreement. Buyers will receive an ILO Token for every dollar of Purchase Price. For example, if the Purchase Price is $100, the Buyer will receive 100 ILO Tokens.

    b. The ILO Tokens shall be subject to a prohibition on Transfer (the "Lockup") throughout the Lockup Period, the Buyer shall not Transfer any of the ILO Tokens during the Lockup Period except to the extent such ILO Tokens have become unlocked pursuant to this Section 4(b). Notwithstanding the foregoing, the terms of the Lockup may be changed at the reasonable discretion of the Seller solely to comply with legal or regulatory requirements.

    c. The Buyer is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Buyer uses to receive and hold the ILO Tokens, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s).

If the Buyer's private key(s) or other access credentials are lost, the Buyer may lose access to the ILO Tokens. Notwithstanding any other provision of this Purchase Agreement, none of the Seller nor any of the Seller's agents or representatives shall be responsible or liable for any damages, losses, costs, penalties, fines or expenses arising out of or relating to (i) a Buyer's loss of access to Buyer's digital wallet, vault, or other storage mechanism the Buyer uses to receive and hold the ILO Tokens, (ii) a Buyer's or any Transferee's failure to implement reasonable measures to secure the digital wallet, vault or other storage mechanism such party uses to receive the ILO Tokens or the relevant access credentials; or (iii) the loss of or unauthorized use of any access credentials of a holder of ILO Tokens.

5. ***Payment of Investment Return***. Seller agrees to pay each Buyer (or their respective Transferees) the Investment Return on the Transferred Interest set forth on **Schedule I** hereto ("Investment Return") in accordance with and subject to the limitations set forth herein, including without limitation, Section 5(a) below. The payment of the Investment Return shall be facilitated by the distribution and use of ILO Tokens and the Investment Return shall be paid on-chain, if and only if (i) any Litigation Proceeds are allocated and distributed and (ii) the Buyer or its Transferee follows the Claims Procedures, provided that, if the Lawsuit is dismissed at the MTD Milestone, the Law Firm shall refund the Buyers 80% (or their Transferee in the event a dismissal occurs after the Lockup) of their respective Purchase Price (the "Refund") as promptly as practicable thereafter and no Litigation Proceeds shall be payable.

    a.   In the event there is a recovery of Litigation Proceeds such that the Buyers are entitled to the Investment Return, the Seller will direct Law Firm to pay the Investment Return to each Buyer's Avalanche Address. The form of payment will be a U.S. dollar stablecoin, such as USDC. In the event a Buyer has Transferred the ILO Tokens to another Avalanche address, the Investment Return will be payable to whichever Avalanche address(es) hold the Transferred ILO Tokens at the time of the Receipt of Proceeds; provided the holder of the Transferred ILO Tokens (each individually a "Transferee") complies with the Claims Procedures no later than 45 days after publication of the Claim Procedures. Failure to timely comply with the Claim Procedures may result in the loss of your right to receive the Investment Return and in any event, any and all rights to the Investment Return uner this Purchase Agreement will be terminated and of no further force or effect as of the end of the Litigation Proceeds Claims Period. As promptly as practicable after the expiration of the Litigation Claims Period, any unclaimed proceeds remaining in the Proceeds Account shall be remitted to Seller by the Law Firm.

        TRANSFEREES OF ILO TOKENS SHALL BE OBLIGATED TO REVIEW THE OFFERING PAGE TO APPRISE THEMSELVES OF THE (I) TERMS AND CONDITIONS OF THE OFFERING, (II) THE LIMITATIONS ON THE RIGHT TO PAYMENT HEREUNDER, AND (III) THE CLAIMS PROCEDURES FOR THE INVESTMENT RETURNS, AND ANY TRANFEREE WILL BE RESPONSIBLE FOR COMPLIANCE WITH THE SAME.

    b.   In the event payment is due pursuant to Section 5(a) prior to the issuance of the ILO Tokens pursuant to Section 4, Company shall make prompt issuance of the

ILO Tokens *provided* that if the Company fails to do so within thirty (30) days of an executed settlement agreement, dismissal of the Lawsuit, or recovery of Litigation Proceeds, as applicable, the Company will use commercially reasonable efforts to make these payments off-chain to holders of this instrument by establishing an online process for holders to submit claims for payment. Individuals will be able to submit claims for payment at https://www.republic.co/apothio.

6. ***Representations and Agreements by Seller***. The Seller represents, warrants, agrees and covenants to the Buyers that:

a. This Agreement constitutes a legal, valid and binding agreement of the Seller enforceable against it in accordance with its terms.

b. Seller is the sole and beneficial owner of, and has good title to, the claims and all rights to Litigation Proceeds.

c. The Seller covenants and agrees to cooperate in the prosecution of the Claims. Specifically, the Seller will cause its managers, officers, executives, and employees to promptly and fully assist the Law Firm as reasonably necessary to conduct and conclude the Lawsuit. For the avoidance of doubt, such assistance includes all actions any plaintiff may reasonably expect undertaking such as submitting to examination; verifying statements under oath; and appearing at any proceedings. The examples in the preceding sentence are illustrative and do not limit the Seller's duty to cooperate in any way.

d. The Seller shall use its best efforts to preserve the rights of the Buyer's hereunder, including their rights to Litigation Proceeds and agrees during the term of this Purchase Agreement to use reasonable efforts to refrain from knowingly (i) engaging in any acts or omissions that would have a materially adverse impact on the Lawsuit, the Claim, or an ILO Token holder's rights to the Investment Return or (ii) granting any person or Entity a future interest in the Claim, Lawsuit or Litigation Proceeds that is senior or pari passu to the claims of the Buyers to Litigation Proceeds under the Purchase Agreements; **BUYER ACKNOWLEDGES THAT SELLER HAS SIGNIFICANT OUTSTANDING DEBT AND OBLIGATIONS ALREADY IN EXISTENCE, SOME OF WHICH THAT MAY BE MATURED OR IN DEFAULT, AS AT THE TIME OF THE ENTRY INTO THIS PURCHASE AGREEMENT AND IT IS THE INTENTION OF THE PARTIES TO TREAT THE TRANSACTIONS HEREUNDER AS A TRUE SALE, DIVESTING SELLER OF ITS PROPERTY INTEREST IN THAT PORTION OF THE LITIGATION PROCEEDS THAT CONSTITUTE THE AGGREGATE INVESTMENT RETURNS PAYABLE TO THE BUYERS HEREUNDER.**

e. The Seller will refrain from making any attempts to revoke or cause to be revoked Letter of Instruction and will assist the Law Firm as may be necessary or desired to ensure that each ILO Token holder receives their Investment Return within 45 days of Law Firm's receipt of Litigation Proceeds in the Deposit Account, or if the

ILO Tokens have been transferred, within 45 days of completing Claims Procedures in a manner satisfactory to the Seller. In the event the Investment Return is not sent to a holder of ILO Tokens who is entitled to such payment on or before the 45-day periods described above, the Buyer shall be entitled to interest at a rate of 10% per annum, compounded monthly commencing as of the first business day following the expiration of such 45-day period until paid.

f.   The Seller is a limited liability company in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

g.   The execution, delivery and performance by the Seller of this instrument is within the power of the Seller and has been duly authorized by all necessary actions on the part of the Seller. This instrument constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Seller, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Seller; or (iii) any material indenture or contract to which the Seller is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Seller.

h.   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Seller; (ii) result in the acceleration of any material indenture or contract to which the Seller is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Seller or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Seller, its business or operations.

i.   No consents or approvals are required in connection with the performance of this instrument, other than any qualifications or filings under applicable securities laws and approvals of Seller that have been received as of the date hereof.

j.   As of the date hereof, there are no bankruptcy proceedings outstanding or written notice of potential proceedings against Seller. In the event the Seller commences, or has commenced against it, any case or other proceeding pursuant to any bankruptcy, insolvency or similar law, Seller shall use reasonable efforts to cause the Investment Return to be described as an asset of Buyer in any oral or written communications, including any document filed in connection therewith.

k.   All filed and unsealed pleadings in the Lawsuit accessible are accessible through the federal courts' PACER service (https://pacer.uscourts.gov/). PACER is a fee-based service, but the filings can also be found on Courtlistener's RECAP database (https://courtlistener.com/docket/17064590/apothio-llc-v-kern-county).

7.   ***Representations by Buyers***. Each Buyer, jointly but not severally, represents to the Seller as follows:

a.   The Buyer has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b.   The Buyer acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

c.   In deciding to purchase this instrument, the Buyer is not relying on the advice or recommendations of the Seller or of Republic.co and the Buyer has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Buyer. The Buyer understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

d.   The Buyer understands that the Law Firm's claim to the Contingency Fee and reimbursement of Claims Expenses is senior to, and payable in advance of, the payment of Litigation Proceeds and the Buyer receiving any portion of the Investment Return.

e.   The Buyer understands and acknowledges that this Agreement does not transfer to the Buyer control over the Lawsuit, any right to require the Seller continue the Lawsuit or to pursue the Claims, or any approval or veto rights over any proposed settlement. Seller shall at all times remain wholly in control of the Lawsuit and resolution thereof.

f.   The Buyer is paying the Purchase Price consideration for the Investment Return on a non-recourse basis. In the event a Final Determination fails to result in a recovery of Litigation Proceeds, Seller shall have no further obligations hereunder, including to make any payment to Buyer for any portion of the Purchase Price. In the event Litigation Proceeds are insufficient to pay Buyers in full, including after the payment of Claims Expenses, after the payment of Buyer's pro rata, prorated portion of the Investment Returns, Seller shall have no further obligations hereunder.

g.   The Buyer understands that the information disclosed in connection with litigation financing is complex, nuanced, and oftentimes more detailed than the information disclosed in connection with prospective investments in most asset classes, such as investments in corporate entities that disclose financial statements and discuss their business models in public disclosures.

Depending on the time of investment, hundreds of pages of documentation from the plaintiff, defendant, and the court may be available on the public docket. Investors should carefully review such documentation prior to investing, and investors should understand who is writing each such document when reviewing them. For example, documents drafted by plaintiffs and defendants are primarily written from a position of advocacy. Lawyers write these documents with the goal of zealously advocating for their respective clients rather than informing a potential investor.

Standards employed by the court at different stages of litigation do not represent a fair indication as to whether a plaintiff will ultimately be successful on the merits of a claim if litigated through trial. A court uses different criteria to determine whether a claim survives a motion to dismiss, a motion for summary judgment, or similar motions made under applicable state law, as compared to how a court will rule or instruct a jury at trial. The varying nature of these standards should be understood by investors.

The Buyer understands that these are only a few of the many complexities of the American legal system and with investing in litigations, in general, and does not cover all such risks and complexities therein.

h.   The Buyer understands that the amount of damages claimed in the Lawsuit may be aggressively contested by the parties and the Buyer represents that there may be significant variance in the amount of damages claimed by a party and the amount of damages ultimately awarded by a court or jury. Moreover, the Lawsuit may settle for amounts significantly lower than the amounts claimed and the Buyer understands that he or she should factor that in when assessing this Agreement.

i.   The Buyer understands that, as part of this investment, they must provide the Buyer's Avalanche Address. The Buyer understands that the Seller is in no way responsible for the Buyer providing an accurate Avalanche Address nor is the Seller responsible if the Buyer loses access to the Buyer's Avalanche Address.

j.   The Buyer understands that no public market now exists for any of the securities issued by the Seller, and that the Seller has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the obligations hereunder.

k.   If the Buyer is not a United States person (as defined by Section 7701(a)(30) of the IRC), the Buyer hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Buyer acknowledges that the Seller has taken no action in foreign jurisdictions with respect to this instrument.

l.   The Buyer understands that this instrument is being offered in a regulation crowdfunding offering with other Purchase Agreements, and all participants in the aforementioned offering, together, "Buyers," will have the same rights and obligations.

8.   ***Arbitration, Law & Jurisdiction***. Except as it relates to the F.A.A., the Investment Documents, and any related claims, shall be governed by and construed in accordance with the laws of the State of New York, without regard to any conflict of laws provisions thereof. Any dispute, claim, or controversy arising out of, or relating to, the Investment Documents, or the breach, termination, enforcement, interpretation or validity thereof, including this provision to arbitrate, shall be settled by binding arbitration in the Judicial Arbitration and Mediation Service ("JAMS") office in New York, New York. The arbitration shall be conducted pursuant to the F.A.A. and the JAMS Commercial Arbitration Rules in effect at the time of the arbitration. The tribunal shall consist of one arbitrator that the Parties will seek to agree on within fourteen (14) days of the request for arbitration and if no such agreement is reached JAMS shall appoint such arbitrator within seven (7) days thereafter. Each Party shall pay its own expenses in such arbitration, including attorneys' fees. An arbitration award may be confirmed in any jurisdiction in which a party is subject to personal jurisdiction or otherwise possesses assets. Nothing in this provision shall prevent either Party from obtaining preliminary injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration in accordance with this Section 8; for such actions, the Parties hereby consent to the exclusive jurisdiction of any state or federal court located within the County and State of New York and agree that all such actions shall be litigated in such courts waiving any defense of forum non conveniens and any right to jury trial. An arbitration award may be confirmed in any jurisdiction in which a party is subject to personal jurisdiction or otherwise possesses assets.

9.   ***Successors and Assigns***. Seller shall not assign any of its rights or obligations under the Investment Documents or the Litigation Proceeds. Buyer may assign or otherwise transfer all or any of its rights and obligations under the Purchase Agreement; provided that no such assignment shall be made to any defendant in the Lawsuit or to another Person which would materially and adversely affect the Claims. Subject to the foregoing, this Purchase Agreement shall be binding and inure to the benefit of Seller and Buyer and their respective heirs, executors, personal representatives, administrators, successors and permitted assigns.

10.   ***Conduct of the Litigation***. Buyer shall not provide legal advice of any kind to Seller. All legal services that might prove necessary shall be the sole responsibility of the Law Firm or other attorney(s) retained and authorized by Seller to represent Seller. Buyer further acknowledges that it shall issue no instructions of any kind to Law Firm or to any other attorneys retained and authorized by the Seller or otherwise exercise any influence or control over the Law Firm or such attorneys with respect to the representation of the Seller or the conduct of the Lawsuit. By virtue of entering into this Purchase Agreement, Buyer does not become a party to the Lawsuit or become a client of the Law Firm. Seller retains the unrestricted right to settle the Lawsuit at any time in good faith without the approval of the Buyers.

11.   ***Relationship between Seller and Buyer; Income Tax Treatment***. The relationship of the Parties shall be that of seller and buyer, and neither Party shall be considered or act as an agent of or have any fiduciary duties to the other Party. The Purchase Agreement not intended to create a joint venture, partnership or association between the Parties. The Parties intend that the transactions set forth in this Purchase Agreement shall be treated for income tax purposes as a prepaid forward contract and not as indebtedness, and each Party agrees to report these transactions on its income tax returns in a manner consistent with such intention and to pay any applicable taxes in a similar fashion. This Purchase Agreement

creates rights and obligations on the part of each of the Parties. The Parties intend that any rights or obligations created as a consequence of this Purchase Agreement shall terminate (within the meaning of Section 1234A of the IRC) upon Buyer's receipt of the full Investment Return pursuant to this Purchase Agreement. To the maximum extent permitted by law, the payment of the Investment Return shall be treated as the disposition of any assets created or transferred to Buyer as a result of this Purchase Agreement.

12. *Miscellaneous*

    a.   This Purchase Agreement may be amended, waived or modified only upon the written consent of the Seller and the Buyers who are holders of a majority, in the aggregate, of the amount of Purchase Price paid to the Seller outstanding at the time of such amendment, waiver or modification.

    b.   Each Buyer hereby agrees that, if any amendment, waiver or modification of this Purchase Agreement is (A) approved by the written consents required for such amendment, waiver or modification under the preceding clause "(a)" (i.e., approved by the written consent of the Seller and the holders of a majority of the amount of Purchase Price paid), each Buyer shall promptly (and in any event within thirty days of the Seller's written request (accompanied by the relevant written consent of other Buyers)) execute and deliver to the Seller such amendment or a written agreement setting forth such waiver or modification.

    c.   Each Buyer hereby constitutes and appoints as the proxies of such Buyer, and hereby grants a power of attorney to: (A) the Law Firm, and (B) the directors and officers of the Seller, and each of them, with full power and substitution, to execute any amendment, modification or waiver the Buyer is required to execute pursuant to the preceding clause "(a)(i)" and fails to deliver within the period of time required by the preceding clause "(a)(i)". Each of the proxy and power of attorney granted in this clause "(a)(i)" is being given in consideration of the agreements and covenants of the parties in connection with the transactions contemplated by this instrument and, as such, each is coupled with an interest, secures the proprietary interest of such donee and the performance of obligations owed to such donee and shall be irrevocable until this instrument terminates pursuant to its terms or is amended to remove or terminate the proxy and power of attorney. Each Buyer hereby revokes any and all previous proxies or powers of attorney with respect to the matters contemplated herein that may conflict or be inconsistent with the foregoing provisions and shall not hereafter, until this instrument terminates pursuant to its terms or is amended to remove or terminate the proxy and power of attorney, grant, or purport to grant, any other proxy or power of attorney which may conflict or be inconsistent with the foregoing provisions.

    d.   Upon the Final Determination, if no Litigation Proceeds are payable in connection therewith or the expiry of the Holdback Period, this Purchase Agreement shall automatically terminate and be of no further force or effect.

    e.   Seller shall not be liable or responsible to the Buyers, nor be deemed to have defaulted under or breached this Purchase Agreement, in each case, for any failure or delay in fulfilling or performing Section 4(a), 5, or 6(f) of this Purchase

Agreement, if and to the extent that such failure or delay is caused by, or results from, acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable law or regulations; (e) action by any Governmental Authority; or (f) technological changes or malfunctions (including changes imposed by platforms or networks on which applications related to the ILO Tokens and the Avalanche network would be made available).

f.   Seller hereby acknowledges and consents to all terms set forth in this Agreement and hereby waives its right to raise any objection thereto and consents to the substitution of Seller by Buyers for all purposes with respect to the Transferred Interest, including, without limitation, for distribution purposes with respect to the Transferred Interests. In connection herewith, Seller will execute and deliver to Buyers an assignment of the Transferred Interest substantially in the form attached hereto as Exhibit B.

g.   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

APOTHIO, LLC

By: /s/ Trent Jones

Name: Trent Jones

Title: CEO

Addess: 74 S Bellerive Dr., Peru IN 46970

Email: drtjones@comcast.net

BUYER

By: [/s/Investor signature]

Name: [Investor name]

Purchase Price   [$US investment amounts]

Buyer's Avalanche
Address:

Email:

SCHEDULE I

The "Investment Return" shall mean:

- **200% (2x)** of the Purchase Price if a recovery occurs between **0 and 12 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$200 (or $200 in USD, or digital equivalent, such as USDC)**.

- **250% (2.5x)** of the Purchase Price if a recovery occurs between **12 and 24 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$250 (or $250 in USD, or digital equivalent, such as USDC)**.

- **300% (3x)** of the Purchase Price if a recovery occurs between **24 and 36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$300 (or $300 in USD, or digital equivalent, such as USDC)**.

- **350% (3.5x)** of the Purchase Price if a recovery occurs at any point after **36 months** from the Closing Date. For example, if the Purchase Price is **$100 (*i.e.* 100 ILO Tokens)**, the Buyer shall be entitled to receive **$350 (or $350 in USD, or digital equivalent, such as USDC)**.

In the event that the Litigation Proceeds are not sufficient to pay the Investment Return in full, Buyer shall be entitled to its pro rata portion of the Investment Return. By way of illustration, in the following example, the Litigation Proceeds are not sufficient to pay the Investment Return in full. This means that while Buyers are entitled to 300% returns, only 200% will be payable by Seller to Buyers after the payment of Litigation Prceeds and Claims Expenses.

For example, if

- $5 million was invested pursuant to the Investment Documents in the Offering;
- The Buyer's Purchase Price is $1,000;
- The Litigation settles for under $100 million;
- The Litigation Proceeds are $18 million;
- The Claims Expenses are $1 million; and
- The recovery happens 25 months after the Closing Date;

Then

- The Contingency Fee shall be ~$6 million (*i.e.* ~33% of $18 million).
- The Claims Expenses shall be $1 million.
- Buyer's entitlement to Litigation Proceeds is pari passu with the other buyers in the Offering and Buyer shall receive a pro rated payment out of the remaining $11 million (*i.e.* 200% return shall be payable on each buyer's Purchase Price as opposed to 300%).
- Therefore, Buyer shall be entitled to $2,000 in USD, or digital equivalent such as USDC, in full satisfaction of Seller's obligations hereunder.

EXHIBIT A

LETTER OF INSTRUCTION TO LAW FIRM

[insert date]

Roche Freedman LLP
99 Park Avenue, Suite 1910
New York, NY 10016

> ### Re: Letter of Instruction

Ladies and/or Gentleman:

Apothio LLC ("Seller") hereby advises Roche Freedman LLP ("Law Firm") that Seller has simultaneously entered into those certain Claim Participation Agreements dated as of even date herewith with the buyers party thereto (collectively, the "Buyers") in substantially the form attached hereto as Exhibit A (the "Purchase Agreement"). Capitalized terms used in this letter shall have the meanings given to them in the Purchase Agreement. This letter constitutes Seller's Letter of Instruction to Law Firm. This Letter of Instruction is irrevocable, and may not be changed or revoked.

Seller hereby directs Law Firm that all Litigation Proceeds shall be made payable to or wire transferred into the Proceeds Account. Law Firm shall maintain the Proceeds Account for the benefit of the Buyers reserve an amount equal to the Investment Return payable to the Buyers together with a reserve for any fees and expenses in relation thereto until the expiry of the Holdback Period, as set forth in the Purchase Agreement. Law Firm shall and shall refrain from distributing such funds during the Holdback Period, but shall distribute the balance of the account to the Seller as promptly as possible upon the expiry thereof.

[insert Apothio signature]

15

ASSIGNMENT OF TRANSFERRED INTEREST

For value received, the adequacy and sufficiency of which are hereby acknowledged, **Apothio LLC** ("Seller") hereby unconditionally and irrevocably sells, transfers and assigns to the Purchasers under that certain Claim Participation Agreement dated as of even date herewith (the "CPA") all of its right, title and interest in and to the Transferred Interest, arising under or in connection with its Claims. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the CPA.

Seller hereby acknowledges and consents to all of the terms set forth in the CPA and hereby waives its right to raise any objections thereto. Seller acknowledges and understands, and hereby stipulates, that an order of the court may be entered without further notice to Seller transferring to Buyers the foregoing Transferred Interest and recognizing the Buyers as the sole owners and holders of the Transferred Interest. Seller further agrees that all further notices relating to the Transferred Interest, and all payments or distributions of money or property in respect of Transferred Interest, shall be delivered or made to the Buyers.

IN WITNESS WHEREOF, THIS ASSIGNMENT IS EXECUTED THIS___DAY OF _____ 2021.

[insert Apothio signature]

Agreed and Acknowledged:

[insert Roche Freedman signature]

EXHIBIT D

Press Release

Initial Litigation Offerings to Bring $10B Asset Class to Avalanche and Retail Investors for the First Time

 Avalanche Follow

Dec 14, 2020 · 3 min read

First "ILO" seeks to raise from retail investors to support Apothio LLC v. Kern County, State of California in the unlawful destruction of 500 acres of hemp crops worth approximately $1B.



  

We're excited to announce that Avalanche, Roche Cyrulnik Freedman LLP, and Republic Advisory Services are bringing the $10B asset class of litigation financing to the Avalanche blockchain through the creation of a first of its kind token, the Initial

Litigation Offering ("ILO"), a blockchain-enabled litigation financing product open to all investors.

Litigation funding, also known as legal financing and third-party litigation funding, provides individuals who otherwise lack the necessary resources the funds needed to litigate or arbitrate a civil claim. ILOs raise the funding required to pursue litigation in these cases and tokenize an economic right in such claims. Each token indirectly represents a legal claim to a portion of the potential financial recovery which has been converted to a digital asset.

Since these arrangements are secured only against the outcome of the litigation, the funders bear the risk in the event the claims are unsuccessful. However, if the litigation does return a recovery, the funders share in the financial upside.

One of the leading litigation funds, LexShares, has invested in 103 cases since 2014. Of those, 43 have been resolved, with a 70% win rate, and median annualized returns after fees and expenses of 52% ([CNBC](#)), beating out many hedge funds and far exceeding the 8.7% annualized return of the S&P 500 over the same time period.

> "ILOs are a breakthrough for both individuals lacking the resources to seek remediation, and for retail investors who are often locked out of the most highly-performant asset classes. They are fundamentally unique from any other investments, and the creation of the ILO marks the first time blockchain technology will be used to democratize financial products at a multi billion-dollar scale." — Kevin Sekniqi, Ava Labs

The first of many contemplated ILOs arises from one of the largest wholesale destructions of personal property by government entities in the history of the United

States. The plaintiff in that matter, Apothio LLC, is a California-based industrial hemp research, development, and commercialization institution focused on hemp-derived cannabidiol oil (CBD). In late October 2019, without providing any notice or opportunity to be heard, Kern County Sheriff's Office ("KSCO") deliberately and wrongfully destroyed 500 acres of the plaintiff's legally grown hemp farm, estimated to be worth at least $1 billion. The ILO, which is expected to take place in Q1 2021 will provide investors the ability to participate in the upside of a potential recovery.

Apothio LLC is represented by Roche Cyrulnik Freedman LLP, a prominent, NYC-based law firm with deep experience handling cryptocurrency and cannabis matters. It will be the first time a civil action is partially financed in a tokenized offering.

> "The rise of litigation funding in the United States has provided individuals and smaller organizations access to the resources necessary to assert their legal rights against well-funded entities. The advent of the ILO has the potential to provide even greater access to justice in our society and I'm excited that our firm will be leading the charge along with the innovative minds at Ava Labs and Republic." — Kyle Roche, Partner at Roche Cyrulnik Freedman LLP

Avalanche and Republic Advisory Services are working on the regulatory processes to enable primary issuance and secondary trading of the litigation offering tokens minted on the Avalanche blockchain.

For updates on ILOs and a peek at what's to come, subscribe for news from ryval.market.

About Avalanche

Avalanche is an open-source platform for launching decentralized finance applications and enterprise blockchain deployments in one interoperable, highly scalable ecosystem. Developers who build on Avalanche can easily create powerful, reliable, and secure applications and custom blockchain networks with complex rulesets or build on existing private or public subnets.

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